OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Small Batch Beauty, LLC

1604 Tynewood Drive
Nashville, TN 37215

https://www.getbeast.com/

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to equity (Membership Units) when the company raises $1,000,000 in a qualified equity financing

Maturity Date: 12/31/2020

$1,975,000 Valuation Cap

20% Discount Rate

7% Annual Interest Rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Small Batch Beauty, LLC, dba "Beast" and "Tame the Beast"
Corporate Address	1604 Tynewood Drive, Nashville, TN 37215
Description of Business	We create men's grooming products with arousing scents and energizing properties.
Type of Security Offered	Convertible Promissory Notes
Discount	20% (80% of the per share price paid by Investors as defined in the Note)
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in Small Batch Beauty, LLC. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $1,975,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks

$250+

TAME the BEAST® Nutt Butter (new!)

$500+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$1,000+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$25 E-gift Card to GetBeast.com

$5,000+

$1,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

$10,000+

$2,000 in E-gift Cards to GetBeast.com to distribute to as you deem prudent

$25,000+

$5,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

*All perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

BEAST® creates men's grooming products with arousing scents and energizing properties. We also know a thing or two about being a man.

Sales, Supply Chain, & Customer Base

TAME the BEAST® originally launched on Amazon in 2014 as a beard wash and oil. Over time, the brand expanded to a complete, affordable premium product line, including products under the BEAST® label, all available at GetBeast.com and Amazon, where its bestselling Extreme Yawp All-in-1 Hair, Beard & Body Wash became an "Amazon's Choice." About 75% of sales is generated through GetBeast.com, with over 2,250 customers. Product is made in Texas and Tennessee and distributed from a 3PL warehouse near Nashville, where the company is headquartered. In 2018, TAME the BEAST® will transition more to the BEAST® label, expand it's direct-to-consumer e-commerce marketing efforts via GetBeast.com and also launch wholesale distribution marketing efforts to partner with strategic bricks-n-mortar retailers.

Competition

There is a growing trend of men spending more on their appearance and health, which has been reflected in a steep rise in independent niche players including Jack Black, Bulldog, Anthony, and Scotch Porter, among others. For a more detailed competitive analysis, please see the business plan. Bottom line, men's grooming is over $60 billion globally, growing by double each year, and the fastest growth is NOT occurring in the shaving-by-the-dollar segment but in toiletries - the other products - where BEAST® plays, the den of BEAST®.

Liabilities and Litigation

The company's liabilities, if any, are shown on the balance sheet. Typically there is only some credit card debt, which has historically been paid in full each month, and occasionally a loan around the holidays for marketing and inventory. The company is not involved in any litigation.

The team

Officers and directors

John Cascarano	Founder, Chief Executive Officer, Board Chief Manager & Secretary (2015 - Present)

John Cascarano
A Duke graduate, John has spent the last 20 years creating and scaling consumer products and online retailers. He was a founding team member of Mental Floss in college at Duke. He also created and sold an online beauty product retailer, Lock & Mane, LLC, that earned "Best of the Web" accolades from InStyle magazine. In 2011, John founded Rarity Beauty, LLC, dba Fresh Dog and Fresh Cat (pet grooming products), as CEO and Sole Director. From 2015-2017, he served as as E-commerce Director at ABLE (formerly FASHIONABLE), a women's fashion retailer with an inspiring social mission, where he drove a tripling of the company's revenue in one year. He also founded Blue Metric in 2017, through which he serves as an e-commerce and digital marketing consultant. Moreover, John has participated in 3 companies since college from early stage to beyond $6 million in annual revenue, with two profitably selling. John, his wife and 3 daughters live in Nashville, Tennessee, down-the-hill from bears, up-the-hill from the tree of magic wonders and otherwise amidst wild and creative things...

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **There are many potential competitors some of which are established in the marketplace.** We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify, and we may need to take efforts like substantially reducing pricing to compete in the category, which will have a negative effect on margins and profitability.
- **Even if we raise the maximum sought in this offering, we may need to raise additional funds to achieve profitability.** We are a direct to consumer brand and at our current rate of customer acquisition we are profitable on the second purchase. This means we require a significant marketing budget to reach that point at which we become profitable overall, by working to improve our average order value, purchase frequency, and number of customers. Moreover, we only

added the subscribe-and-save recurring order functionality in 2017 and do not yet know how long, if at all, customers who initially subscribe will stay subscribed. They may not. While approximately 1/3 of customers initially subscribe, some cancel later, and given that most new customers typically subscribe to a liter size product that can last 1-6 months or more, depending on usage, we do not have reliable data yet on longer term subscription rates.

- **As with any consumer product, there is the risk of product liability.** We make intense grooming products. There is always the risk of lawsuits related to claims, legitimate or otherwise, related to personal injury and manufacturing or other defects.
- **Any valuation at this stage, via convertible note or otherwise, is pure speculation.** No one is saying the company is worth a specific amount or will achieve a certain valuation in the future. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates as to what may happen.** There can be no assurance that the company will meet those projections in the future. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and product has priced the services at a level that allows the company to make a profit and still attract business.
- **Marketing may not be scale-able.** There is no guarantee that our marketing efforts will have the same cost per acquisition as we have had in the past. It is uncertain what our customer acquisition costs will be with an increased budget or that they will stay the same as in the past. As with stock investing, past performance is no guarantee of future results.
- **Customer repurchase rate is uncertain.** We are a new brand and have limited data on customer retention and repurchase rate. Will customer stay loyal to the beast in the future? We hope so, but there is no guarantee.
- **We will launch new products, and we may not be able to replicate the current performance of our existing product lineup.** There is no guarantee that we will be able to create new products that customers will buy one or more times. There is also no guarantee that we will be able to achieve meaningful distribution for our products in stores, online or otherwise.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is

possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, inventory (if any), and domains. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Our current or future products could have a latent design flaw or manufacturing defect** Although we have done testing on our current products and intend to do similar testing on future products, it is possible that there is a design, ingredient or packaging flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.
- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully market to a broader audience and that we will continue to be able to launch new and sometimes lower priced products and that those product(s) will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological challenges** We may discover that the optimal retail price points for grooming products are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take months or longer to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.
- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering (like a trial kit and different sizes of existing and new products) and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely primarily on a partner based in Dallas to source and assemble our products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **We are subject to changes in fluctuating raw materials and other costs like shipping.** The natural botanicals and ingredients we use in our formula, packaging, and shipping change prices all the time. There is no way to predict. Increased costs cost us more to purchase and may adversely impact the economics of our business and your investment.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **We may rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us** As we open up wholesale, we may extend credit terms to many of our retail partners in the United States. The retail industry has experienced recent turmoil. As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.
- **Your investment could be illiquid for a long time** You should be prepared to hold

this investment for several years or longer. Following your investment there may be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the consumer packaged goods industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we may though do not expect to issue dividends to investors, even if we are in the position to do so (we may distribute to cover investor taxes). Instead, we currently intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the grooming and consumer goods categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **We are primarily a direct to consumer (DTC) brand that relies on a website.** Websites have issues. They can run slowly, they can get hacked, they can require teams to manage effectively in a competitive marketplace. They are technology that, who knows, may be obsolete in the future. Competitors may leverage new technologies faster.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- John Cascarano, 66.57% ownership, Membership interest

Classes of securities

- Membership Units: 275,459

The Company has one class of equity, membership units, and there are a total of 275,459 membership units currently outstanding.

Voting Rights

Members of the LLC are entitled to voting rights in accordance with their percentage interests, expressed in Units, as more fully stated in the Operating

Agreement, provided however many decisions can be decided by the members holding a majority of the membership units. Convertible Note holders, until such time as the Note converts will not have voting rights. The Company is managed by a Board, which currently consists of John Cascarano (President and majority owner).

Dividend Rights

The payment of dividends or distributions to LLC owners of Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends or distributions may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The members holding a majority of the membership units can amend the operating agreement and change the terms of the membership units or create a preferred class of units.

- Convertible Promissory Notes: Series 2017 - CF: 0

Note converts to equity (Membership Units) when the company raises $1,000,000 in a qualified equity financing

Maturity Date: December 31, 2020

Valuation Cap: $1,975,000

Discount Rate: 20%

Annual Interest Rate: 7%

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

What it means to be a Minority Holder

Voting

The current structure of the Company's Units has the effect of concentrating voting and board control with the founder, John Cascarano (the "Founder"). As a result, the Founder currently has the ability to make the decisions regarding the Company that are decided upon by the Board or the Members. If the Convertible Notes convert into Units, then the holders of Convertible Notes will receive Units and will have voting rights based on their Percentage Interests as more fully stated in the Company's Operating Agreement.

Dividends

Holders of our membership units are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Change Terms

The members holding a majority of the membership units can agree to amend the operating agreement and change the terms of the membership units or create a preferred class of units.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more Units or Notes convertible into Units, the percentage of the Company that you could own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from an offering (such as another crowdfunding round, a venture capital round or angel investment), employees being issued units, or by conversion of certain instruments (e.g., convertible notes) into units.

If we decide to issue more Units or Convertible Notes, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per share.

Owners of Units have preemptive rights so that they can purchase additional Units in certain circumstances to keep from being diluted.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Small Batch Beauty, LLC was created in 2015 after the sale of John's prior company, Lock & Mane, LLC, an online retailer of beauty and personal care products, that John had founded 6 years earlier. Trademarks and inventory were transferred to Small Batch Beauty, LLC, the new Company, for those brands that were intentionally excluded from the sale of the assets of Lock & Mane, LLC, mainly, TAME the BEAST® and BEAST® brand trademarks and inventory. In 2015 and 2016, the Company was primarily an Amazon based brand. In mid 2016, the Company launched its Extreme Yawp Beard, Hair & Body Wash, which saw increase organic sales on Amazon and led the Company to acquire GetBeast.com, expand the product range, and begin marketing direct to consumers to purchase on GetBeast.com. In 2017, John stepped down from his position as E-commerce and Digital Marketing Director to focus on the growth of BEAST® brands through GetBeast.com. By October of 2017, the Company has seen gross sales exceed $20,000 per month.

Financial Milestones

The company is investing for continued growth of the brand and is generating net income losses as a result. To date the company has focus primarily on direct-to-consumer (DTC) sales. In 2017 the company has already crossed $100,000 in DTC sales and expects yearly sales over $150,000, primarily through its website, GetBeast.com, with Amazon as the only other current material recurring sales channel. The company broke through $20,000 in gross sales in the month of October of 2017. If the company reaches approximately $300,000 in DTC sales, its DTC business becomes profitable (and is set up to be scalable with a fulfillment center and manufacturer who are capable of 100x+ volume). In 2018, the company hopes to both significantly surpass the $300,000 DTC mark with its DTC online portion through GetBeast.com and Amazon, and also add a wholesale program. The wholesale program is difficult to forecast, as it is subject to dealings with third party retailers, however, it is quite possible to achieve 2x-10x or more multiple of the online revenue.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We anticipate this capital raise lasting us approximately 6 months, subject to change based on the success of wholesale outreach efforts in 2018. We will likely seek further capital next year. Our goal with this round is increased direct-to-consumer online sales and to launch wholesale distribution, of which we currently have no meaningful efforts. Wholesale purchase orders could necessitate further loans or capital raises in order to fulfill them, as they are typically net 30 to net 75, depending on the bargaining power and size of the applicable retailer and distribution channel.

Indebtedness

The company has historically incurred credit card debt that is typically paid off before interest accrues as well as small loans from Shopify for working capital and inventory. The company may explore loans on favorable terms as the opportunity arises, particularly in relation to wholesale outreach in 2018 and unexpected marketing opportunities. As of 11/30/17, the company has the following indebtedness: (1) Shopify loan with a balance remaining of $3,764.16 . The company received $6,100 in loan funds and in total will pay back $6,710. The company pays 15% of daily deposits through Shopify Payments until the loan is paid in full. (2) PayPal Working Capital loan with a loan amount received by the company of $14,500, a loan fee of $2,665, and a repayment percentage of 30% of daily payments through PayPal until the total amount due of $17,165 is repaid. The balance due is $14,029.13.

Recent offerings of securities

- 2017-06-07, 506, 172916 Membership Units. Use of proceeds: Inventory, image and video assets, initial test marketing (online, radio, podcast).

Valuation

$1,975,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$98,400
Use of Net Proceeds:		
R& D & Production	$0	$5,000
Marketing	$7,000	$65,000
Working Capital	$2,400	$10,000
Salaries	$0	$15,000
Legal/Professional	$0	$3,400
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding, with net proceeds to be allocated generally as set forth above. Generally speaking, the more capital raised, the more capital allocated to marketing and new product development, which we believe are the most important components to achieving growth. After marketing and new products, salaries to team members are of significant importance, and capital and equity incentive options will be allocated in this area as deemed prudent by John. John, as Founder and CEO, to date has drawn no salary and has contributed significantly both financially and in terms of time commitment to the company. Funding permitting, John will begin to draw a reasonable salary in 2018. Additionally, funding and growth permitting, John will employ or work with on an independent contractor basis, additional team members, with marketing and distribution talent being apparent priorities in 2018 and 2019. Otherwise, there are always additional expenses, broadly categorized above under legal and professional fees and working capital. Our trademarks are registered and we have no known lawsuits or claims against the company, so anticipated legal expenses relate to this capital raise and future capital raises, as well as periodic account and legal compliance in the normal course of business. Working capital is a more catch-all category, and it may include any of the other expenses categories on the P&L financial statements as needed, from insurance to travel/entertainment (typically marketing, distribution or product R&D related) to website and apps to miscellaneous expenses that may arise in the course of running a consumer product brand business.

Irregular Use of Proceeds

The Company does not anticipate Irregular Use of Proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will email or upload and make its annual report available to investors at its website at https://www.getbeast.com/annual-report. The annual report will be available within 120 days of the end of the issuer's most recent fiscal year (currently the calendar year).

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Small Batch Beauty, LLC

[See attached]

I, John Cascarano, the President and CEO of Small Batch Beauty, LLC, hereby certify that the financial statements of Small Batch Beauty, LLC and notes thereto for the periods ending January 1, 2015, and December 31, 2016, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016, the amounts reported on our tax returns were total income of $_23,588_; taxable income of $_(130,240)_ and total tax of $___1,865 __.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of November 8, 2017.

____

President and CEO
November 8, 2017

SMALL BATCH BEAUTY, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

SMALL BATCH BEAUTY, LLC
Index to Financial Statements
(unaudited)

SMALL BATCH BEAUTY, LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Bank Accounts		
PayPal Bank	210.11	
Shopify Holding	247.00	
Small Batch Beauty (XXXX 0213)	6,367.22	1,239.63
Stripe Account	0.00	0.00
Total Bank Accounts	**$ 6,824.33**	**$ 1,239.63**
Accounts Receivable		
Accounts Receivable (A/R)	0.00	3,683.94
Total Accounts Receivable	**$ 0.00**	**$ 3,683.94**
Other Current Assets		
Inventory Asset	44,660.10	20,232.00
Undeposited Funds	228.29	0.00
Total Other Current Assets	**$ 44,888.39**	**$ 20,232.00**
Total Current Assets	**$ 51,712.72**	**$ 25,155.57**
Fixed Assets		
Accumulated Depreciation	-7,445.93	-3,986.74
Computer	4,356.90	4,356.90
Domains	2,750.00	2,750.00
Vehicles (deleted)		
Scooter (deleted)	0.00	2,629.89
Original cost (deleted)	0.00	4,577.33
Total Scooted (deleted)	**0.00**	**7,207.22**
Total Vehicles (deleted)	**0.00**	**7,207.22**
Website Design	12,396.75	5,073.00
Total Fixed Assets	**$ 12,057.72**	**$ 15,400.38**
TOTAL ASSETS	**$ 63,770.44**	**$ 40,555.95**

SMALL BATCH BEAUTY, LLC
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	December 31, 2016	December 31, 2015
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	4,303.17	
Total Accounts Payable	**$ 4,303.17**	**$ 0.00**
Credit Cards		
Capital One Credit Card	2,477.95	5,665.46
Total Credit Cards	**$ 2,477.95**	**$ 5,665.46**
Other Current Liabilities		
Davidson County Payable	1.31	
Tennessee Department of Revenue Payable	43.40	
Total other Current Liabilities	**$ 44.71**	**$ 0.00**
Total Current Liabilities	**$ 6,825.83**	**$ 5,665.46**
Long-Term Liabilities		
Shareholder Loan	20,734.02	21,984.02
Total Long-Term Liabilities	**$ 20,734.02**	**$ 21,984.02**
Total Liabilities	**$ 27,559.85**	**$ 27,649.48**
Equity		
Opening Balance Equity	0.00	0.00
Partner Contributions		
John Cascarano	211,133.98	56,859.89
Total Partner Contributions	**211,133.98**	**56,859.89**
Retained Earnings	-43,953.42	
Net Income	-130,969.97	-43,953.42
Total Equity	**$ 36,210.59**	**$ 12,906.47**
TOTAL LIABILITIES AND EQUITY	**$ 63,770.44**	**$ 40,555.95**

SMALL BATCH BEAUTY, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan-Dec 2016	Jan-Dec 2015
INCOME		
Discounts given	-3,574.73	-57.06
Sales	10.60	12,452.36
Sales of Product Income	-10,638.72	6,731.44
Amazon Sales	10,858.23	
Sales from Website	25,356.72	16,814.50
Wholesale Sales	1,070.00	0.00
Total Sales of Product Income	**26,646.23**	**23,545.94**
Shipping Income	660.00	
Shipping, Delivery Income	-154.34	
Uncategorized Income	.67	0.00
Total Income	**$ 23,588.43**	**$ 35,941.24**
COSTS OF GOODS SOLD		
Cost of Goods Sold	27,216.59	12,094.00
Customer Shipping – COS	1,360.52	
Ecommerce Transaction Fees	430.10	
Inventory Shrinkage	15,172.45	4,117.44
Mfg Freight & delivery – COS	1,912.58	
Other Costs – COS	300.00	
Produce R & D	1,832.79	6,280.55
Purchases – COS		1,000.00
Supplies & Materials – COGS	6,019.45	6,596.94
Total Cost of Goods Sold	**$ 54,244.48**	**$ 30,088.93**
GROSS PROFIT	**$ -30,656.05**	**$ 5,852.31**
EXPENSES		
Bank Charges/Interest	125.33	
Credit Card Interest	287.16	
Other Bank Charges	1,354.88	-1,038.55
Total Bank Charges/Interest	**1,767.37**	**-1,038.55**
Conferences (deleted)		6,176.99
Job Materials		1,802.21
Legal/Prof fees		
Accountant (deleted)		700.00
Accounting Software	678.62	200.82
Dues & Subscriptions	1,147.59	1,532.92
Insurance	1,096.21	774.00
Legal & Professional Fees	10,081.97	3,193.50
QuickBooks Payments Fees (deleted)		672.39
Taxes & Licenses	1,864.97	558.64
Total Legal/Prof Fees	**14,869.36**	**7,632.27**

SMALL BATCH BEAUTY, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan-Dec 2016	Jan-Dec 2015
Marketing/Advertising Costs		
Marketing & Advertising		2,631.31
Misc Marketing expense	1,784.39	
Online Advertising	22,518.00	
Photography	4,800.62	
PR and Influencer Marketing	11,325.32	
Print Advertising	250.00	
Product Giveaways	2,057.54	0.00
Total Marketing/Advertising Costs	**$ 42,735.87**	**$ 2,631.31**
Office Expense		
Office Expenses		4,093.27
Other General and Admin Expenses		2,665.39
Rent or Lease	1,875.00	
Security (deleted)		356.35
Supplies/Office Expense	3,004.90	3,707.46
Telephone (deleted)		1,149.15
Telephone/Internet	6,716.29	1,509.73
Utilities (deleted)	0.00	3,254.26
Total Office Expense	**11,596.19**	**16,735.61**
Repair & Maintenance		279.41
Salaries & Benefits		
Consultants/Commissions Expense	3,298.74	130.98
Subcontractors	0.00	33.34
Total Salaries & Benefits	**3,298.74**	**164.32**
Shipping and delivery expense		173.67
Boxes (deleted)	0.00	83.04
Total Shipping and delivery expense		**256.71**
Travel/Meals/Entertainment		
Fuel (deleted)		40.60
Hotel	420.91	
Meals and Entertainment	1,226.74	3,201.20
Parking (deleted)		433.00
Transportation	912.06	4,347.83
Travel Meals	38.57	272.71
Total Travel/Meals/Entertainment	**2,598.28**	**8,295.34**
Website		74.30
Apps	851.93	
Computer/Web Hosting		1,058.07
Maintenance	1,780.61	1,400.00
Tech licenses/Domain renewals	4,260.57	
Web Design/Photography/Videography	5,882.73	
Website Hosting	4,274.34	0.00

SMALL BATCH BEAUTY, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan-Dec 2016	Jan-Dec 2015
Total Website	17,050.18	2,532.37
Total Expenses	$ 93,915.99	$ 45,467.99
NET OPERATING INCOME	$ -124,572.04	$ -39,615.68
OTHER INCOME		
C1 Cash Back Rewards	3,018.48	0.00
Total Other Income	$ 3,018.48	$ 0.00
OTHER EXPENSES		
Bad Debt Expense		351.00
Depreciation Expense	6,053.79	3,986.74
Gain/Loss on Sale of Assets	3,362.62	0.00
Total Other Expenses	9,416.41	4,337.74
Total Other Expenses	$ 9,416.41	$ 4,337.74
NET OTHER INCOME	$ -6,397.93	$ -4,337.74
NET INCOME	$ -130,969.97	$ -43,953.42

SMALL BATCH BEAUTY, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Jan-Dec 2016	Jan-Dec 2015
OPERATING ACTIVITIES		
Net Income	-130,969.97	-43,953.42
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	3,683.94	-3,683.94
Inventory Asset	-24,428.10	-20,232.00
Accumulated Depreciation	3,459.19	3,986.74
Accounts Payable (A/P)	4,303.17	0.00
Capital One Credit Card	-3187.51	5,665.46
Davidson County Payable	1.31	0.00
Tennessee Department of Revenue Payable	43.40	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,124.60**	**-14,263.74**
Net cash provided by operating activities	**$ -147,094.57**	**$ -58,217.16**
INVESTING ACTIVITIES		
Computer	0.00	-4,356.90
Domains	0.00	-2,750.00
Vehicles (deleted): Scooter (deleted)	2,629.89	-2,629.89
Vehicles (deleted): Scooter (deleted): Original cost (deleted)	4,577.33	-4,577.33
Website Design	-7,323.75	-5,073.00
Net cash provided by operating activities	**$ -116.53**	**$ -19,387.12**
FINANCING ACTIVITIES		
Shareholder Loan	-1,250.00	21,984.02
Opening Balance Equity	0.00	0.00
Partner Contributions: John Cascarano	154,274.09	56,859.89
Net cash provided by financing activities	**$ 153,024.09**	**$ 78,843.91**
NET CASH INCREASE FOR PERIOD	**$ 5,812.99**	**$ 1,239.63**
CASH AT BEGINNING OF PERIOD	1,239.63	0.00
CASH AT END OF PERIOD	**$ 7,052.62**	**$ 1,239.63**

NOTE 1 – NATURE OF OPERATIONS

Small Batch Beauty, LLC (which may be referred to as the "Company", "we," "us," or "our") was formed on March 23, 2015 ("Inception") in the State of Tennessee. The Company's headquarters are located in Nashville, Tennessee.

Small Batch Beauty, LLC owns consumer products personal care brands, namely, Tame the Beast® and Beast®. We create men's grooming products with arousing scents and energizing properties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from products via direct to consumer sales and wholesale sales to third party companies when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; (d) collection of the amounts due is reasonably assured; and/or (e) when products have been shipped and applicable amounts deposited in the company bank account.

Income Taxes
The Company is taxed as a limited liability company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Typically the Company maintains some credit card debt, which has historically been paid in full each month, and occasionally a small inventory loan.

NOTE 4 – COMMITMENTS AND CONTINGENCIES
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The Company has a month-to-month office lease for $425.

NOTE 5 – MEMBERS' EQUITY
Members of the Company own Units that represent Percentage Interests as more particularly set forth and defined in the Company's Operating Agreement.
The President's member contributions occurred in multiple installments from 2015 and 2016.
Remainding investor contributions occurred in April through June of 2017.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments   Edit My Campaign   Secondary BETA   Tess B. ▾

BEAST® is pending **StartEngine Approval.**

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Investors

$0.00
Raised of $10K - $1.07M goal



BEAST®

Grownup Grooming Products for Men.

Small OPO   Nashville, TN   Consumer Products
Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share




TAME THE BEAST

Time to make the grooming industry man up.

Invest in BEAST®

For years, getting your paws on a set of bold, masculine grooming products has been like trying to get the better of a 1,800-pound bull-moose in a game of Red Rover. (Impossible, in other words.)

This hasn't always been the case.

After WWII, the growing men's grooming industry introduced products that appealed to soldiers. War heroes. The men who had come home.

But times changed, and the industry developed a "get 'em while they're young" strategy. New products targeted teenage boys and were marketed to their mothers and caregivers. They smelled like flowers, berries or, most often, a mix of chemicals cooked up in a lab and strongly reminiscent of car deodorizers. Times are changing again...

We are BEAST®. We create men's grooming products with





Give a gift that
keeps on giving.
TAME BEAST
TAME BEAST
Introducing the ultimate MAN gift – born out of a vision that men's grooming products could be tribal yet primal, using real botanicals that are pure yet bold.
Go to getbeast.com and use the code MAXIM for $10 off your first purchase
Discover your pH balance between cool, confident and AF.
Beast Better. Groom Boldly.

arousing scents and energizing properties. We also know a thing or two about being a man–– and even more about keeping us men clean.

BEAST® grooms men the way they are supposed to be groomed –– boldly.

Our products aren't for every man–– just the bold and adventuresome. Which means this investment isn't for every man, either. Just men and women who are willing to invest confidently in a company that is about to make the men's grooming industry adult AF.

Investment:
Seeking: $107,000
Investment Type: Convertible Note
Interest Rate: 7%
Valuation Cap: $1,975,000
Maturity Date: 12/31/2020

What we'll do with the investment:
Our goal with this round is to become institutional seed-fundable by the end of 2018. To that end, our focus is on beating our existing key performance metrics by delivering our customers greatness in a bottle:

- $10,000+ monthly recurring aka "Subscribe & Save" revenue on GetBeast.com
- Cost per Acquisition (CPA) < $25
- Average Order Value (AOV) > 52.5
- # of purchases / customer > 1.5
- Award from a major press outlet (e.g., Esquire, Maxim, with a tag like 'best new scent' or 'best of ___')
- Gross revenue above $500,000 on a growth path to $1,000,000

To achieve the above, we will do the following:

- New Products, Samples, Trial Kits! We will launch several new products, like the Nutt Butter and Energy Drink Wash, aimed at generating serious buzz. Capital permitting, we will launch deluxe samples and an entry-level Beast Box™ Trial Kit at a can't-say-no $5 price. A primary goal is a lower cost of entry to the consumer.
- Increase Online Marketing. Our recent video launch dropped new customer acquisition under $20 on Facebook conversion ads. We will increase online advertising and generate new video + image assets to work to drive CPA even lower.
- Create a Wholesale Program. We have made no meaningful attempt at grabbing shelf space. In 2018, we will explore that, although our primary will remain direct to consumer. We may explore different MSRP price points, both DTC and via Wholesale.
- Working Capital, Legal, Salaries, etc. Undoubtedly there will be other charges to feed the beast. See "Use of Proceeds."

Perks:

$250+

TAME the BEAST® Nutt Butter (new!)

$500+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$1,000+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$25 E-gift Card to GetBeast.com

$5,000+

$1,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

$10,000+

$2,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

$25,000+

$5,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

*All perks occur after the offering is completed.

"I sound my barbaric yawp over the rooftops of the world."

— Walt Whitman

The noise we've made so far:

As a young, rapidly growing startup, we've had our fair share of wins. And when we win, we execute what is called a *"Yawp"*, a harsh or hoarse cry made popular by the American poet Walt Whitman and later Robin Williams in *Dead Poets Society*. In Whitman's poem, "Song of Myself," he writes, *"I too am not a bit tamed–– I too am untranslatable; I sound my barbaric YAWP over the roofs of the world."*

Ahhh, it brings tears to our eyes. Try it with us real quick. Spread your feet shoulder width apart (preferably on level ground). Place your arms and hands out in front of you and ball them into fists, like you're about to yank a pair of turnips from the cold hard earth. Now, close your eyes and feel the energy well up inside of you... When it gets to the point where you can't hold it in any longer, scream–– ***YAAAAAWWWWWPPPPPPP.***

My God, we heard you all the way here in Nashville, Tennessee. Anyway, here are a few wins we've yawped about recently.

PRODUCTS

"You smell like the woods" is a common compliment our customers receive. We developed effective formulas and proprietary scents that work together for a natural, yet masculine appeal.

BEST SELLER

Yawp Body Wash
With Caffeine, Moringa, Eucalyptus & Green Tea
33 Fl Oz. $34.99

1 in 3 Yawp buyers subscribe for auto-ship!



TAME THE BEAST

Freezing Hair Gel $17.50

Energizing Body Lotion & Lather $19

Beard, Hair & Body Wash $34.99

Sandalwood Shave Line $16-22

Organic Beard Oil $22

Tingling Shampoo & Conditioner $19 ea



Yawp-worthy Achievements

- Our bestselling Extreme Yawp All-in-1 Beard, Hair & Body Wash has over 180 positive reviews and counting. Apparently guys like getting up to 6 months* of premium wash for $34.99. *varies by size of beast.
- ⅓ of new customers initially subscribe to the Yawp. Men typically buy men's grooming products in the category at 5x/year.
- We average an over 30%+ DTC gross profit margin. Cosmetics has one of the highest profit margins with men spending more on toiletries than shaving.
- We have been active on Amazon for over 3 years and have built up a loyal following in the marketplace for BEAST®.
- We crossed $15,000 in monthly gross revenue in August of 2017, $20,000 in October and November.
- Crossed $150,000 in annual revenue in November of 2017.
- We have over 2,250 customers, along with $3,000+ in monthly Subscribe-and-Save revenue on GetBeast.com.
- We have grown 500% in 2017 over 2016.

Stop using boy's soap for a beast's job.


GROOM™
BOLDLY


TAME THE BEAST
TAME THE BEAST
BEARD OIL TREATMENT
ALL NATURAL & NOURISHING
TAME THE BEAST
TAME THE BEAST


BEAST
BEAST
BEAST
BEAST

"BEAST® products smell and feel better, and at a great price. I'm investing because BEAST® is well positioned to be a winning brand and product-line. Plus, John is a dedicated and experienced founder who has been zoning in on this opportunity for a decade." -Eric Koger, ex CEO & Founder of ModCloth


TAME THE BEAST
BEARD OIL TREATMENT
BEAST
BUDDY
TAME THE BEAST
EXTREME YAWP BEARD, HAIR & BODY WASH
TAME THE BEAST
YAWP EXFOLIATING FACE WASH
BEAST
SHAVE SOAP





There's more than whiskey made in Tennessee.

We are based in Nashville, Tennessee–– one of the top 10 fastest growing large cities in the nation, and one that is quickly becoming a hub for innovation, startups and fashion. An environment that is good for us, considering we are all three. While whiskey is damn good, we are bringing something to Nashville and the world as a whole that is giving Tennessee something new to be known for–– men's grooming products that John Wayne himself would even tip his hat to. Here are just a few of our many goods, made and packaged in Texas and Tennessee and fulfilled from a center-of-America warehouse.



There is a reason your grandpa was cooler than you at your age. He used a shaving brush, not his hands, before repping out a good shave.



Our Bestseller, **Extreme Yawp Beard, Hair & Body Wash**, will leave you feeling clean, fresh and rowdier than a wildebeest after you feel its eucalyptus tingle.



Our all natural boar-bristled brush equipped with a wide-grip wooden handle offers plenty of leverage to tame the beastliest and coarsest of beards.



Between our Caffeine Conditioner, Ginseng Shampoo & Green Tea Lotion, we have everything you need to feel comfortable and clean in your own skin.

"This is the best smelling body wash on the market."



-2x Olympian, Chris Mazdzer


GROOM BOLDLY™
BEAST


GROOM BOLDLY
YAWP WASH
HOMO SAPIENS
GROWNASSICUS
TAME BEAST
Are you a Grown Ass Man?
Then start showering like one.
Go to getbeast.com and use the code: MAXIM for $10 off your first BEAST purchase.

Our products are 100% made in the U.S.A. and we only use all-natural ingredients–– good stuff from the Earth like:

- **Eucalyptus**, an aromatic essential oil that heals skin irritation, soothes sore muscles, moisturizes, relieves stress and stimulates blood circulation which encourages healthy hair growth.
- **Ginseng**, commonly used as an all-natural libido stimulant and can be used to stimulate healthy hair growth and ward off dandruff. *No dandruff + increased sex drive = win.*
- ***Guarana***, a plant with anti-dandruff and healthy hair growth connections, a tropical wonder that is also a natural Analgesic, stimulating blood circulation, relieving pain, improving skin tone, reducing acne, adding moisturizing and replenishing your skin.
- **Green tea**, you've sipped it but did you know that it improves skin complexion, fighting blemishes, scars, acne, inflammation and cold weather?
- **Pomegranate**, the fruit's sexy seeds nourish and strengthen hair, help oily skin, fight frizz, and add shine. They also moisturize your skin, keep it smooth and supple, prevent aging, and treat inflammation.
- **Moringa**, it's the cool kid nobody is talking about, a superfood that is glorious for skin and blood circulation around the scalp, it's an anti-aging natural protector against cigarette smoke and Cheetos dust on the corners of your mouth.

A $60 billion (with a "B") industry.

Significant Market Finding

We aren't ones to toot our own horn, but we really do have a lot going for us here at BEAST®.

Our founder, John, only delivers wins.

He has participated in three prior companies since college. Two successfully and profitably sold. A third is near $10M in annual revenue and growing. The fourth and current venture is BEAST®, where John has built a team packed full of exceptional talent passionate about disrupting the men's grooming industry with a full, ever-growing line of men's grooming products.

Not to mention, we are in the fastest growing subcategory of a $60 Billion industry itself, growing at double digits globally, offering an answer to a real problem that has been plaguing men for decades–– quality, intense manly grooming without artificial scents.

Our current customer data shows that men starting in their late 20s and older are most likely to buy our products. While the broader 35-54 yr. old demographic make up the highest number of transactions, the 25-34 year olds have the highest order value and lowest cost per acquisition.

Turning 30 is a key milestone, when men begin to have disposable income and look to upgrade from the cheap artificial drugstore stuff.


BEAST
ME BEAST
GROOM BOLDLY

"As angel investors, there are three key factors that influence whether we invest: the character and ability of the person behind the idea, their commitment to the undertaking and the business potential of the product. John scores extremely well on all three. He's smart, honest and driven, not to mention quite clever. He's demonstrated with previous start-ups that he knows what it takes to build a successful company and has a 24/7 commitment to making it happen. And his products really are a great addition to your daily grooming routine."

- Toby and Melanie Maloney

Groom boldly. Invest boldly.

BEAST® is built to scale and ready for more volume! GetBeast.com can handle tons more traffic, product costs decrease with bigger production runs (our lab is ready to handle 100x our current volume), and our fulfillment center near Nashville can handle Amazon holiday volume!

A letter from the founder.

Thank you for your support of BEAST®!

We live in a world full of constraints, one that tells us to slow down, rein it in, turn it down, use our inside voice, shut up.

BEAST® would never tell you that. The shower is your space, your temple. There, the only three words you need to know are these: Turn it up. Turn up the energy, electricity and intensity. Turn up the raw, natural botanicals. Turn. It. Up.

We create men's grooming products with arousing scents and energizing properties.

And that's not lip service.

Take our bestselling Extreme Yawp Beard, Hair and Body Wash. It's a proprietary, head-to-toe cleanser featuring heightened levels of eucalyptus, menthol, caffeine, moringa, green tea, apple, guarana, grapefruit, orange, lemon, pomegranate, rosemary, sunflower, shea butter, sugarcane, lavender, vitamins A, C and E, musk of the beast, sasquatch testosterone and more!

With more than 180 positive reviews and counting, men are quickly discovering a product that leaves them feeling as exceptionally fresh, incredible and alive as a roaring beast – and smelling even better.

They're finally discovering a product that turns up their grooming routine and gives them the confidence they need to conquer civilized society.

Nobody turns it up in the shower like BEAST®.

Welcome to Grownup Grooming.

– John Cascarano, Founder, BEAST®

March 2015 – The Beast Awakens.

May 2016 – Yawp Launch on Amazon

December of 2016 – Full Product Line Launch on GetBeast.com

August 2017 – Crossed $15,000 in Monthly Revenue.

September 2017 – Yawp Page Exceeds 150 Positive Customer Reviews.

October 2017 – Completed The Brandery accelerator

November 2017 – John Quoted on RD.com.

November 2017 – Crossed $150,000 in Sales for The Year.

December 2017 – BEAST® Launches on StartEngine

In the Press

WCPO Cincinnati · MAXIM · SB · Grindr · SCRUFF · Reader's Digest

SHOW MORE

Meet the Founder


GROOM BOLDLY

John Cascarano

Founder, Chief Executive Officer, Board Chief Manager & Secretary (2015 - Present)

A Duke graduate, John has spent the last 20 years creating and scaling consumer products and online retailers. He was a founding team member of Mental Floss in college at Duke. He also created and sold an online beauty product retailer, Lock & Mane, LLC, that earned "Best of the Web" accolades from InStyle magazine. In 2011, John founded Rarity Beauty, LLC, dba Fresh Dog and Fresh Cat (pet grooming products), as CEO and Sole Director. From 2015-2017, he served as as E-commerce Director at ABLE (formerly FASHIONABLE), a women's fashion retailer with an inspiring social mission, where he drove a tripling of the company's revenue in one year. He also founded Blue Metric in 2017, through which he serves as an e-commerce and digital marketing consultant. Moreover, John has participated in 3 companies since college from early stage to beyond $6 million in annual revenue, with two profitably selling. John, his wife and 3 daughters live in Nashville, Tennessee, down-the-hill from bears, up-the-hill from the tree of magic wonders and otherwise amidst wild and creative things...

And the Rest of the Team



Shan Foisy

Design Director

An award-winning graduate of the Seattle Art Institute. Shan has 13 years of experience in user-centered design, data-driven marketing and creative leadership. In 2008, she founded an agency where she led brand and marketing strategy for dozens of consumer products and tech startups. She is currently serving as design lead of a global Microsoft product.



Michael Lorin Reed

MD / Advisor

Dr. Reed has served on the faculty of NYU for 39 years as a professor of Clinical Dermatology with a private practice in Manhattan since 1978. He is an advocate for the humane treatment of animals.



BEAST®

Customer Engagement Manager + Head of Security +Director of Animal Relations

Whereabouts unknown. Last sighted 30 miles North of Nashville pummeling an abandoned cabin with a fallen tree trunk.



Joseph Cascarano

Guerilla Marketing / Yeti Relations

Joe roams the wild living off a variety of freshly foraged berries, tree sap, filtered river water and the sheer will to survive. When Joe isn't racing jackrabbits, wrestling full-grown male boars and tickling grizzlies, he is sourcing ingredients, meeting with Sasquatch elders, and handing out samples of Yawp Wash to humans.



Sharon Marmora

Marketing Director

Sharon has been promoting for over 15 years, including selling out venues from Carnegie Hall to the Koch Theatre at Lincoln Center



David Hastings

Wholesale Director

David has managed stores and teams at Louis Vuitton and Gucci from Rodeo Drive to Las Vegas.

RDG

Branding Agency

RDG makes brands come alive. John connected with RDG at The Brandery startup accelerator in Cincinnati. RDG is especially effective at visualizing scents for clients like Procter & Gamble, an especially important skill for the botanically rich products from the den of the BEAST®.

Offering Summary

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to equity (Membership Units) when the company raises $1,000,000 in a qualified equity financing

Maturity Date: 12/31/2020

$1,975,000 Valuation Cap

20% Discount Rate

7% Annual Interest Rate

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Small Batch Beauty, LLC, dba "Beast" and "Tame the Beast"
Corporate Address	1604 Tynewood Drive, Nashville, TN 37215
Description of Business	We create men's grooming products with arousing scents and energizing properties.
Type of Security Offered	Convertible Promissory Notes
Discount	20% (80% of the per share price paid by Investors as defined in the Note)
Minimum Investment Amount (per investor)	$250

What is a Convertible Note?

A convertible note offers you the right to receive shares in Small Batch Beauty, LLC. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per share is set based on a $1,975,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 7% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to either receive your investment and interest back from the company or convert into equity.

Perks

$250+

TAME the BEAST® Nutt Butter (new!)

$500+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$1,000+

TAME the BEAST® 16oz Yawp Wash

TAME the BEAST® Nutt Butter

$25 E-gift Card to GetBeast.com

$5,000+

$1,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

$10,000+

$2,000 in E-gift Cards to GetBeast.com to distribute to as you deem prudent

$25,000+

$5,000 in E-gift Cards to GetBeast.com to distribute as you deem prudent

*All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company does not anticipate Irregular Use of Proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

VIDEO 1

This is a grown man.

He’s confident enough to star in a body wash commercial.

Extreme Yawp Hair, Beard and Body Wash.

With an exhilarating eucalyptus tingle that’s

a nice little reward for being an adult.

TAME the BEAST® creates men's grooming products with arousing scents and energizing properties.

Video 2

Extreme Yawp Hair, Beard & Body Wash.

With an exhilarating Eucalyptus tingle, that’s a nice little reward for being an adult.

Video 3

What does a real man do?
Does he wear torn jeans or designer labels?
Does he drive an old pickup truck or ride a bike to work?
Does he craft dioramas of taxidermy mice in little tuxedos and top hats or does he join the office dirt punching team?
Look. The only rule I know is a real man is comfortable in his own skin.
So get the skin you want to live in.
Groom Boldly™
Tame the Beast®

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a

Convertible Note (the “Securities”), of %%NAME_OF_ISSUER%%], a %%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the “Company”), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber’s subscription is rejected, Subscriber’s payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber’s obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the “Oversubscription Offering”). Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the “Minimum Offering”), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a “Closing Date”).

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the “Escrow Agent”) from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary’s payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine

Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY

JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:	

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

	%%NAME_OF_ISSUER%%
This Subscription is accepted	By:
on %%TODAY%%.	

%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 7% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Membership Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Membership Units resulting in gross proceeds to the Company of at least$1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Membership Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $1,975,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus 1x the outstanding principal amount of this Note) or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its

electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

EXHIBIT F TO FORM C

Additional Corporate Documents

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
SMALL BATCH BEAUTY, LLC

This Second Amended and Restated Limited Liability Company Operating Agreement of Small Batch Beauty, LLC, a Tennessee limited liability company (the "***Company***"), is made as of this 22nd day of June, 2017 among those Persons signatories hereto.

RECITALS

A. The Company has been formed as a limited liability company under the Laws of the State of Tennessee.

B. The then-sole member of the Company adopted that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated as of September 15, 2016 (the "***Previous Operating Agreement***").

C. The parties wish to supersede the Previous Operating Agreement in its entirety and set forth their agreement concerning the conduct of the business and affairs of the Company and the relative rights and obligations of the parties in relation thereto, all as set forth herein.

AGREEMENT

In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows.

1. Definitions; Construction.

1.1. Definitions. The definitions set forth on **Exhibit 1.1** are incorporated herein by reference.

1.2. Construction. Unless the context of this Agreement clearly requires otherwise: (i) references to the plural include the singular and vice versa; (ii) references to any Person include such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (iii) references to one gender include all genders; (iv) "including" is not limiting; (v) "or" has the inclusive meaning represented by the phrase "and/or"; (vi) the words "hereof", "herein", "hereby", "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (vii) section, clause, Exhibit and Schedule references are to this Agreement unless otherwise specified; (viii) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; and (ix) specific or general references to any Law mean such Law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.

2. Formation.

2.1. Formation of the Company. The Members hereby constitute and form themselves as a limited liability company pursuant to the provisions of the Act and this Agreement (the "***Company***"), effective upon the filing of the Articles of Organization.

2.2. Name of the Company. The name of the Company is "Small Batch Beauty, LLC." The business of the Company may be conducted under any other name deemed necessary or desirable by a Majority of the Members.

2.3. Purpose of the Company. The purpose of the Company is to conduct or promote any business or activity which limited liability companies are allowed or permitted to conduct under Law.

2.4. Places of Business of the Company. The Company's principal place of business is located at 2517 Eugenia Avenue, Suite 205, Nashville, TN 37211. The Company's principal place of business may be changed at such times and to such location as a Majority of the Members deems appropriate. The Company may have such additional places of business and offices as a Majority of the Members deems appropriate.

2.5. Filing of the Articles of Organization. The Articles of Organization have been filed in accordance with the Act with the Tennessee Secretary of State's office. The Members shall hereafter file any necessary amendments to, or restatements of, the Articles of Organization and other filings and will do all things requisite to the maintenance of the Company as a limited liability company under the Act.

2.6. Registered Office and Registered Agent. The Company is to have and continuously maintain in the State of Tennessee a registered office which may be, but need not be, the same as the Company's principal place of business in Tennessee (if any). In addition, the Company is to have and continuously maintain a registered agent as required by the Act and other Law and whose business office is identical with the Company's registered office.

2.7. Nature of the Members' Liabilities. No Member (including any managing Member) is liable for any debts or obligations of the Company, under a judgment, decree or order of a court, or in any other manner, solely by reason of being a Member.

2.8. Title to Assets. All assets owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in assets in its individual name, and each Member's interest in the Company shall be personal property for all purposes. The Company shall at all times hold title to all of its assets in the name of the Company and not in the name of any Member.

2.9. Units Not Certificated. No Units will be represented by a certificate or other evidence of ownership. Rather, a Member's Units will be recorded on **Schedule A** hereto, as the same may be amended from time to time, and in the records of the Company.

2.10. Existence. The term of the Company is perpetual.

3. Capital of the Company.

3.1. Initial Contributions. In exchange for their Units, the Members have contributed to the capital of the Company that amount of money or that certain property set forth next to their respective names in **Schedule A** under the column "Contribution." The Company is hereby authorized to adopt and maintain a "phantom" unit plan or other equity incentive plan with respect to the employees or other service providers of the Company, upon such terms as a Majority of the Members deems reasonable.

3.2. Additional Contributions. Unless otherwise agreed by a Majority of the Members, no Member shall be required to make any additional Contribution other than as set forth in Section 3.1.

3.3. No Interest on Contributions. No interest will be paid by the Company to any Member on any Contribution (or Capital Account), whether or not such Contribution is in excess of the amount of Contributions which such Member agreed to contribute to the Company under this Agreement.

3.4. Withdrawals. Except as expressly provided in this Agreement, a Member is not entitled to withdraw any part of his Contributions, Capital Account or to receive any distribution from the Company.

Except as provided in this Agreement no Member has a right to demand or receive property other than cash for his Units.

3.5. **Priority**. Except as expressly provided in this Agreement, no Member is entitled to any priority over any other Member with regard to distributions or the return of his or her Contributions.

3.6. **Third-Party Creditor**. A Member's obligation to make a Contribution is not enforceable by a third-party creditor of the Company.

4. **Capital Accounts**. The Company will establish and maintain a Capital Account for each Member. No Member has any obligation to restore a negative balance in his or her Capital Account under this Agreement.

5. **Management of the Company; Members**.

5.1. **Management**. The management of the Company is vested in the Members. Except as set forth in this Agreement, the Members are the agents of the Company for the purpose of its ordinary business and affairs, and have complete authority over and exclusive control and management of the day-to-day affairs of the Company. Except as provided in Section 5.2, or as otherwise provided in this Agreement, the Members hereby expressly authorize John Cascarano, during such time as he is a Member, to conduct the day-to-day business affairs of the Company and bind the Company with respect to such day-to-day affairs. In connection with such management, John Cascarano may employ on behalf of the Company any other Person to perform services for the Company, including Members or Affiliates of any Member.

5.2. **Approval Rights of the Members**. Notwithstanding Section 5.1, neither any Member nor the Company may enter into or conduct any of the following transactions without the consent of a Majority of the Members:

(a) admit a Person as a Member;

(b) amend this Agreement;

(c) approve a merger or consolidation of the Company with another Person;

(d) change the status of the Company from one in which management of the Company is vested in the Members to one in which management of the Company is vested in the Managers;

(e) modify, compromise or release the amount and character of the Contributions which a Member is to make or promises to make hereunder;

(f) do any act which would make it impossible to carry on the ordinary business of the Company;

(g) confess a judgment against the Company;

(h) sell, convey, assign, exchange or otherwise dispose of all or substantially all of the Company's property;

(i) borrow money in the name of the Company or issue evidences of indebtedness of the Company, in each case in excess of $25,000, or refinance, recast, modify or extend the same, or secure the same by mortgage, deed of trust, pledge or other lien; or

(j) commit to make, or make, any capital expenditure, or enter into any contract or obligation of the Company during any Fiscal Year in excess of $25,000.

5.3. **Meetings of the Members**. The Company shall not be required to hold regular meetings of the Members. Special meetings of the Members may be called upon the written request of one or more Members holding more than 10% of the Units in the aggregate. The call shall state the location of the meeting and the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days or more than thirty (30) days prior to the date of such meeting. Members may vote in person, by proxy, or by telephone at such meeting and may waive advance notice of such meeting. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.4. **Action by Written Consent of the Members**. If Members having not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the matter were present and voted consent in writing to any action taken or to be taken by the Members, such consent shall have the same force and effect as a vote of such Members at a meeting duly held.

5.5. **Execution of Documents**. Any Member or any other Person designated by a Member may execute any and all documents relating to the Company and the Company's business but, as to any document which requires the approval of the Members as set forth in Section 5.2, only if such document has been approved by the Members in accordance with Section 5.2.

5.6. **Member Representations**. Each of the Members hereby represents to the other Members and the Company, with respect to such Member only:

(a) the Member is acquiring the Units for investment purposes for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of its Units;

(b) the Member is financially able to bear the economic risk of an investment in the Units, including the total loss thereof, and has no need for liquidity in an investment in the Units. The Member acknowledges that the Company may not be successful, and/or may not generate a profit. The Member further acknowledges that the Units are a speculative investment which involves a substantial degree of risk of loss by such Member, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Units; and

(c) The Member has received and reviewed all information such Member considers necessary or appropriate for deciding whether to purchase the Units. The Member certifies to the Company that the Member has reviewed this Agreement. The Member further acknowledges the Member has been presented with the opportunity to ask questions of and receive answers from the Company regarding such documents and agreements and regarding the business of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member.

5.7. **Member Compensation**. Except as otherwise provided in this Agreement, no Member shall receive any interest, salary, or drawing with respect to its Contributions or its Capital Account or for services rendered on behalf of the Company, or otherwise, in its capacity as a Member.

5.8. **Partition**. While the Company remains in effect or is continue, each Member agrees and waives its right to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding at Law or in equity to have any Company asset partitioned, and each Member, on behalf of itself, it successors, and its assigns hereby waives any such right.

6. **Distributions**.

6.1. **Interim Distributions**. Subject to Section 6.2 and Section 6.3, Net Cash Flow and other property of the Company which a Majority of the Members determines is no longer necessary for the Company's business is to be distributed, subject to the Act, at such times and in such amounts as a Majority of the Members determines. Any such distributions are to go to the Members in proportion to their Percentage Interests.

6.2. **Tax Distributions**. Notwithstanding Section 6.1, but subject to Section 6.3, to the extent that Net Cash Flow is available for distribution, the Company shall make to each of the Members on or before April 1 of each year in an amount equal to the product of (i) a good faith estimate of the taxable income of the Company for the previous Fiscal Year allocated to such Member (as estimated by the Tax Matters Member based on the results of such period), multiplied by (ii) the sum of the then highest U.S. federal income tax rate imposed on individuals (which shall be calculated by taking into account only taxes imposed under Chapter 1 of the Code) plus 6%. All amounts paid under this Section 6.2 shall be treated as advances on distributions to which such Member is otherwise entitled to receive under this Agreement and shall be taken into account and credited against and reduce any other distributions such Member is entitled to receive under this Agreement.

6.3. **Distributions Upon Dissolution**. Notwithstanding Section 6.1 and Section 6.2, but subject to the Act, upon the dissolution and winding up of the Company, the assets of the Company (or the proceeds of sales or other dispositions in liquidation of the assets of the Company as may be determined by the Liquidating Member) are to be distributed in the priority set forth as follows:

(a) first, to discharge or to make adequate provision for (to the extent required by any lender or creditor) debts and obligations of the Company (other than debts and obligations of the Company to the Members, ex-Members and their Affiliates), and the payment of the expenses of liquidation;

(b) second, to fund reserves which the Liquidating Member deems reasonably necessary for any contingent or unforeseen debts of the Company;

(c) third, to discharge or make adequate provision for debts and obligations of the Company to the Members, ex-Members and their Affiliates; and

(d) finally, to all Members in accordance with their Percentage Interests.

6.4. **Withdrawals**. A Member is not entitled to withdraw any part of its Capital Account or to receive any distribution from the Company except as provided in this Agreement. No Member has the right to demand or receive property other than cash for its Units.

6.5. **Offset**. The Company has the right to offset any distribution otherwise payable to a Member hereunder against any amount that such Member owes to the Company, whether such amount is owed under this Agreement or otherwise.

6.6. **Withholding**. All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax Law with respect to any payment, distribution, or allocation to the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.6 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state, local, or foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local, or foreign Law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

6.7. **Limitations on Distributions**. Notwithstanding any other provision of this Agreement, the Company may not make a distribution to a Member, and a Member may not receive a distribution from the Company, to the extent that such distribution would violate the Act or other applicable Law.

6.8. **Return of Distributions**. Except for distributions made in violation of the Act, this Agreement, or other applicable Law, no Member shall be obligated to return to the Company any distribution or pay the amount of any distribution for the account of the Company or to any creditor of the Company. A Member may be required to repay distributions made to it in violation of the Act. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member and shall be added back to the Capital Account of the Member.

6.9. **Distributions In Kind**. If any assets of the Company are to be distributed in kind (other than a distribution which is a liquidating distribution to a redeemed Member), each Member receives such interest therein as a tenant-in-common with all other Members so entitled in the same proportions as they would have shared in a cash distribution equal to the Fair Market Value of such property at the time of such distribution.

7. **Allocations**.

7.1. **Allocation of Profits and Losses**. Except as otherwise provided in Section 7.2, and after adjusting for all Contributions and distributions made during a Fiscal Year, Profits and Losses (and, if necessary, individual items of gross income or loss) shall be allocated annually (and at such other times as a Majority of the Members determine is necessary to allocate Profits or Losses) by the Company in a manner such that, after such allocations have been made, the balance of each Member's Capital Account shall, to the extent possible, be equal to an amount that would be distributed to such Member if (a) the Company were to sell its assets for their Gross Asset Values, (b) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), (c) the Company were to distribute the proceeds of sale pursuant to Section 6.3 and (d) the Company were to dissolve pursuant to, minus the sum of (i) such Member's share of Company Minimum Gain and Member Minimum Gain, and (ii) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company, computed immediately prior to the hypothetical sale of assets.

7.2. **Regulatory Allocations**. The provisions regarding Regulatory Allocations set forth on **Exhibit 7.2** are incorporated herein by reference.

7.3. **Other Allocation Rules**.

(a) Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Section 7 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Value of the Company property are adjusted pursuant to clause (ii), (iii), (iv) and (vi) of the definition of Gross Asset Value.

(b) Each item of the Company's income, gain, loss, deduction and credit as determined for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes in accordance with the provisions of this Section 7.

(c) The Members are aware of the U.S. federal income tax consequences of the allocations made by this Section 7 and hereby agree to be bound by the provisions of this Section 7 in reporting their shares of the Company income and loss for U.S. federal income tax purposes.

(d) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Matters Member, using any permissible method under Code section 706 and the Treasury Regulations thereunder.

(e) "Excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752-3(a)(3), are allocated among the Members in accordance with each Member's share of Profits for such Fiscal Year or other period.

7.4. Code section 704(c).

(a) In accordance with Code section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its initial Gross Asset Value. Such allocation shall be made in accordance with the allocation method under Treasury Regulations § 1.704-3 selected by the Tax Matters Member.

(b) In the event the Gross Asset Value of any the Company asset is adjusted pursuant to subparagraph (ii), (iii), (iv) or (vi) of the definition of "Gross Asset Value", subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code section 704(c) and the Treasury Regulations thereunder.

(c) Any other decisions relating to such allocations shall be made by the Tax Matters Member, in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 7.4 are solely for purposes of U.S. federal, state, and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

7.5. Credits. Credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as reasonably determined by the Tax Matters Member, taking into account the principles of Treasury Regulations §§ 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

8. Certain Tax Matters.

8.1. Treatment as a Partnership for Income Tax Purposes. The Members intend that the Company is, and will continue to be, an entity taxable as a partnership for federal and state income tax purposes unless otherwise decided by a Majority of the Members, and the Members will do all things requisite to the maintenance of the Company as an entity taxable as a partnership for federal and state income tax purposes. No election will be made by the Company or any Member for the Company to be excluded from the application of Subchapter K, Chapter I of Subtitle A of the Code or any similar provisions of state tax Laws without the consent of a Majority of the Members. Nothing contained in this Section 8.1 affects, or is intended to affect, the status of the Company as a limited liability company under the Act.

8.2. Tax Returns and Tax Information. The Company will prepare for each Fiscal Year, or other applicable tax periods within a Fiscal Year, a United States Partnership Return of Income, and appropriate state tax returns, which returns will be consistent. The Company will file such returns within the time prescribed by Law for such filing. The Company will send a copy of tax Form K-1 or any successor or replacement form thereof to each Member within 90 days after each Fiscal Year, or as soon thereafter as is practicable. The Company may rely upon all decisions as to accounting matters made by an accountant, except as specifically provided to the contrary herein, and the Company may rely upon the advice of such accountant as to whether such decisions are in accordance with federal or state income tax Laws. The determination of the Company with respect to the treatment of any item or its allocation for federal, state or local tax purposes, including any election made under applicable Law, is binding upon all of the Members so long as such determination is not inconsistent with any express term hereof.

8.3. **Special Elections**. Where a distribution of an asset is made in the manner described in Code section 734(a), or where a sale or exchange of Units permitted by this Agreement is made in the manner described in Code section 743(a), the Company may (but is not required to) file an election under Code section 754 in accordance with the procedures set forth in the applicable Treasury Regulations. The determination of whether to make such an election shall be made by the Tax Matters Member. In the event such an election is so filed, the Company will keep appropriate records to reflect the application of such election. All other elections by the Company for federal, state, local and foreign income and franchise tax purposes will be determined by the Company except where applicable Law provides that any such election be made by the Members.

8.4. **Tax Matters Member**.

(a) Initial Tax Matters Member. John Cascarano shall be designated on the Company's annual federal information tax return as (i) the initial "tax matters partner" of the Company for purposes of Code section 6231(a)(7) and shall have all the rights and responsibilities of that position described in Code section 6222 through Code section 6232, as in effect prior to their repeal by the Revised Partnership Audit Procedures, and (ii) the initial "partnership representative" for purposes of Code section 6223 and Code section 6231, as amended by the Revised Partnership Audit Procedures (the designated roles in clauses (i) and (ii) above shall collectively be referred to herein as the "***Tax Matters Member***"); it being understood, however, that a Majority of the Members are hereby authorized to (A) designate any other Person as the "partnership representative", and (B) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to Treasury Regulations or other guidance to ratify the designation of John Cascarano (or any Person selected by a Majority of the Members) as the partnership representative.

(b) Agreement to File Amended Returns. To the extent requested by the partnership representative, the Members agree to file amended tax returns pursuant to Code section 6225(c)(2)(A), and comply with the requirements under Code section 6226(b) (as amended by the Revised Partnership Audit Procedures).

(c) Liability for Taxes. For the avoidance of doubt, any taxes, penalties, and interest payable under the Revised Partnership Audit Procedures by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members of the Company, and the partnership representative shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as determined by the partnership representative. In connection with the foregoing, to the extent that the Company is assessed amounts under Code section 6221(a) (as amended by the Revised Partnership Audit Procedures), each current or former Member to which the assessment relates shall remit to the Company, within thirty (30) days' written notice by the partnership representative, an amount equal to such Member's allocable share of the assessment, including such Member's allocable share of any interest imposed on the Company. This Section 8.4(c) shall survive the dissolution of the Company, the withdrawal of any Member from the Company and the Transfer of any Member's Units in the Company.

(d) Request for Information & Other Matters. Each Member agrees to promptly provide to the Tax Matters Member or any Person designated by a Majority of the Members, as the partnership representative) any information requested by such Person so as to enable the Company to make any election under Code section 6225 or 6226 (as amended by the Revised Partnership Audit Procedures), comply with any documentation requirements in connection with any such election, modify any "imputed underpayment" as defined under the Revised Partnership Audit Procedures, and comply with any other requirements in the Revised Partnership Audit Procedures. The Company shall retain all information collected from each Member pursuant to this Section (d).

(e) Consistent Reporting of Items. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return.

(f) Successor Tax Matters Member. The Tax Matters Member may be removed by a Majority of the Members and may resign at any time. If the Tax Matters Member is removed or resigns or if the Company does not have a Tax Matters Member for any other reason, a Majority of the Members may appoint a new Tax Matters Member.

(g) Indemnity. The Company shall indemnify and reimburse the Tax Matters Member for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or in connection with any audit of the Company's U.S. federal income tax returns, except to the extent such expenses, claims, liabilities, losses and damages are attributable to the gross negligence or willful misconduct of the Tax Matters Member.

9. Dissolution and Winding Up of the Company.

9.1. Events Causing the Dissolution of the Company. The Company is dissolved and is to be wound up upon the happening of any of the following events, whichever first occurs: (i) the occurrence of an Event of Withdrawal (other than as permitted under Section 10.2 or Section 10.3) with respect to a Member if, upon the occurrence of any such Event of Withdrawal, the remaining Members elect to dissolve the Company in accordance with the provisions of Section 9.3; or (ii) the written agreement of all of the Members.

9.2. Winding Up.

(a) Cessation of Business. Upon any dissolution of the Company, the Company is to be dissolved and is to cease carrying on its business, and its affairs are to be wound up as soon as practicable thereafter by such Person designated by a Majority of the Members (the "***Liquidating Member***"). In winding up the affairs of the Company, the Liquidating Member is to proceed to liquidate the assets of the Company in such manner as it determines (including the sale of such assets if the Liquidating Member so elects), allowing a reasonable time therefor to enable the Liquidating Member to minimize losses upon a liquidation. The Liquidating Member may bind the Company in winding up the affairs of the Company to the fullest extent permitted by the Act and other applicable Law.

(b) Liquidating Distributions. Upon the dissolution and winding up of the Company and the liquidation of its assets, the proceeds (or the property of the Company which the Liquidating Member decides not to liquidate in its sole judgment) are to be applied and distributed in the manner and order provided in Section 6.3. However, if the Members elect to dissolve the Company in accordance with Section 9.3 as the result of an Event of Withdrawal of a Member in contravention of this Agreement, the Liquidating Member is to reduce the amount otherwise distributable under Section 6.3 to the Member who suffered the Event of Withdrawal by any and all damages incurred by the Company as a result of such Event of Withdrawal.

(c) Termination. When all of the remaining property and assets of the Company have been liquidated or distributed as set forth herein, the Liquidating Member is to file all articles of termination and other documents required under the Act and other applicable Law to effect a cancellation of the Articles of Organization and to otherwise terminate the Company.

9.3. Dissolution of the Company After Event of Withdrawal. Upon the occurrence of an Event of Withdrawal (other than as permitted under Section 10.2 or Section 10.3) with respect to any Member, at the election of a Majority of the Members (including for this purpose only those Members who have not suffered the Event of Withdrawal), the Company is to be dissolved. The election to dissolve the Company is to be made within 90 days after the applicable Event of Withdrawal.

10. New Members and Transfers of Members' Units.

10.1. New Members. Subject to the limitations set forth in this Section 10.1, a Person may be admitted as a Member in the Company only with the consent of, and upon such conditions as shall be determined by a Majority of the Members. A Person admitted as a Member with the consent of a Majority of the Members becomes a Member of the Company only if such Person complies with Section 10.4.

10.2. Assignment of Units. Except as set forth in this Agreement, no Member may voluntarily withdraw or resign or, either voluntarily or involuntarily (whether by judicial decree, operation of Law (including a merger, consolidation or similar transaction) or otherwise), assign, sell, exchange or transfer its Units (or any interest therein), in whole or in part, or pledge, hypothecate, mortgage or subject it or any part of it to any lien, or otherwise dispose of it (each a "***Transfer***"), without the prior consent of a Majority of the Members. Even if the requisite consent to a Transfer is obtained as set forth in the immediately preceding sentence, a Transferee becomes a Substitute Member only if the Transferee complies with Section 10.4 and only if a Majority of the Members (determined without regard to the Units that are the subject of the Transfer), consent to such Transferee becoming a Substitute Member.

10.3. Permitted Transferees. Notwithstanding Section 10.2, (i) an individual Member may transfer his or her Units to a trust for which he or she is the grantor and sole income beneficiary during his or her lifetime and of which he or she is treated as the owner under the Code; (ii) subject to Section 10.4, upon the death or adjudication of insanity or incapacity of an individual Member, such Member's Units may be transferred to such Member's representative or heirs; and (iii) any Member may transfer his or her Units to the Company (any one of the above of which is a "***Permitted Transferee***"). Such Permitted Transferee (other than the Company or a Permitted Transferee who is already a Member) shall become a Substitute Member only if the Permitted Transferee complies with Section 10.4, and only with the consent of a Majority of the Members (determined without regard to the Units that are the subject of the Transfer).

10.4. Substitute and New Members. No admission of a new Member pursuant to Section 10.1, a Permitted Transferee pursuant to Section 10.3, and no Transfer by a Member which is otherwise in compliance with this Agreement, is effective as against the Company until the proposed new Member or the Transferee or assignee executes a counterpart of this Agreement (or otherwise agrees to be bound by the terms hereof) and executes all other documents and performs all other acts, in each case which a Majority of the Members (determined without regard to the Units that are the subject of the Transfer), deem reasonably necessary or appropriate for the purpose of admitting such proposed new Member or such Transferee or assignee as a Member. Each new Member must, as a condition to becoming a Member, reimburse the Company for all reasonable fees and expenses incurred by the Company with respect to such admission, and is liable to the Company to make any unpaid Contributions of its Transferor. However, the Transferor is not released from its liability to the Company under the Act without the written consent of a Majority of the Members (determined without regard to the Units that are the subject of the Transfer). **Schedule A** is to be amended to reflect the admission of an Additional Member or a Substitute Member, and such amendment shall not require the separate approval of the Members.

10.5. Preemptive Rights. The Company hereby grants each Member the right to purchase its pro rata share (based on its Percentage Interest) of any new Equity Securities (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any party. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale New Securities to the Members within five (5) days following approval of any such issuance or sale by a Majority of the

Members. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including: (i) the number and description of the New Securities proposed to be issued and the percentage interest in the Company such issuance would represent; (ii) the proposed issuance date, which shall be at least twenty (20) days from the date of the Issuance Notice; and (iii) the proposed purchase price. Each Member shall for a period of fifteen (15) days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase its pro rata share (based on its Percentage Interest) of the New Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**"). The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 10.5 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities. No later than five (5) days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Member exercising its right to purchase its pro rata share (in accordance with its Percentage Interest) of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Member fails to exercise its rights under this Section 10.5 to purchase its pro rata share of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its pro rata share of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**"). If any Member fails to purchase its allotment of the New Securities within the time period described herein and after the expiration of the Over-allotment Exercise Period, the Company shall complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members failed to exercise the option set forth in this Section 10.5 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); provided, that such issuance or sale is closed within thirty (30) days after the expiration of the Over-allotment Exercise Period (subject to the extension of such period for a reasonable time to the extent reasonably necessary to obtain any third-party approvals). In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 10.5. The closing of any purchase by any Member hereunder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including, without limitation, entering into such additional agreements as may be necessary or appropriate.

10.6. **Transfer of Units Other Than in Compliance With This Agreement**. Any Transfer (including the granting of a lien or by operation of Law such as a merger) by a Member of its Units (or any part thereof or any interest therein) in contravention of the terms of this Agreement does not, as against the Members or the Company, entitle the assignee, during the continuance of the Company, to participate in the management of the Company or to become or to exercise the rights of a Member. It merely entitles the assignee to receive in accordance with its contract the share of distributions and profits to which the assigning or conveying Member would otherwise be entitled.

10.7. **Event of Withdrawal**. If the Company is not terminated pursuant to Section 9.3 upon an Event of Withdrawal of a Member, such withdrawn Member has the rights of an assignee with respect to such withdrawn Member's Units as set forth in Section 10.6. Such withdrawn Member may not participate in the management of the Company's business or affairs or exercise the rights of a Member. Rather, such withdrawing Member may merely receive his share of the distributions (including liquidating distributions) and profits which and when he would otherwise be entitled to receive.

11. **Records and Accounting**.

11.1. **Financial Statements**. At all times during the continuance of the Company, the Company will keep or cause to be kept full and true books of account in which will be entered fully and accurately each transaction of the Company. The Company will deliver to the Members within 120 days after the end of each Fiscal Year, or as soon thereafter as is practicable, annual financial statements of the Company containing the following: (i) a profit and loss statement and a balance sheet (including notes thereto) of the Company; (ii) a statement of the Capital Account of each Member; (iii) a statement of cash flow for the Fiscal Year; and (iv) such other information as may, in the judgment of a Majority of the Members, be reasonably necessary for the Members to be advised of the financial status and results of operations of the Company

11.2. **Tax Returns and Tax Information**. The Company will prepare for each Fiscal Year, or other applicable tax periods within a Fiscal Year, a United States Partnership Return of Income, and appropriate state tax returns, which returns will be consistent. The Company will file such returns within the time prescribed by Law for such filing. The Company will send a copy of tax Form K-1 or any successor or replacement form thereof to each Member within 90 days after each Fiscal Year, or as soon thereafter as is practicable. The Company may rely upon all decisions as to accounting matters made by an accountant, except as specifically provided to the contrary herein, and the Company may rely upon the advice of such accountant as to whether such decisions are in accordance with federal or state income tax Laws. The determination of the Company with respect to the treatment of any item or its allocation for federal, state or local tax purposes, including any election made under applicable Law, is binding upon all of the Members so long as such determination is not inconsistent with any express term hereof.

11.3. **Required Information**. The Company is to keep at its principal place of business the following: (a) a current and a past list, setting forth the full name and last known address of each Member, set forth in alphabetical order; (b) a copy of the Articles of Organization, together with executed copies of any powers of attorney pursuant to which any Articles of Organization have been executed; (c) copies of the Company's tax returns as described in Section 8.2 for the three (3) most recent Fiscal Years; (d) copies of this Agreement and copies of any other operating agreement (as such term is defined in the Act) no longer in effect; (e) copies of the financial statements described in Section 11.1 for the three most recent Fiscal Years; (f) a written statement of the amount of cash and a statement of the agreed value of other property or services contributed by each Member and the times at which or events upon the happening of which any additional Contributions agreed to be made by each Member are to be made; (g) information that would enable a Member to determine the relative voting rights of the Members on a particular matter; (h) copies of any written promise by a Member to make a Contribution; (i) copies of any written consents by the Members to the admission of any Person as a Member; (j) copies of any written consents by the Members to dissolve the Company upon the Event of Withdrawal of any Member in accordance with the provisions hereof; and (k) any other records required to be kept under the Act. Each Member or its designated representative, upon reasonable notice to the Company and at the Member's expense, may inspect and copy any document required to be kept by the Company under this Section 11.3 during ordinary business hours.

12. **General Provisions**.

12.1. **Amendment and Modification**. No amendment, modification, supplement or termination of any provision of this Agreement, nor consent to any departure therefrom, will in any event be effective unless the same is in writing and is approved as set forth herein. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given.

12.2. **Binding Effect.** Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, Transferees, and assigns.

12.3. **Captions**. Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

12.4. **Severability**. Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

12.5. **Notice**. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first business day following such transmission if the date of transmission is not a business day) or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the addresses or facsimile numbers and marked to the attention of the individual (by name or title) (if any) as shown in **Schedule A** and to the Company at its principal office (or to such other address, facsimile number or individual as a party may designate by notice to the other parties).

12.6. **Entire Agreement**. This Agreement constitutes the entire agreement among the Members pertaining to the subject matter hereof and supersedes all prior agreements, letters of intent, understandings, negotiations and discussions of the Members, whether oral or written, including but not limited to the Prior Agreement.

12.7. **Governing Law**. This Agreement and the rights and obligations of the Members hereunder are to be governed by and construed and interpreted in accordance with the Laws of the State of Tennessee applicable to contracts made and to be performed wholly within Tennessee, without regard to choice or conflict of Laws rules.

12.8. **Waiver of Jury Trial**. EACH OF THE MEMBERS IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY AND ALL RIGHTS TO IMMUNITY BY SOVEREIGNTY OR OTHERWISE IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.9. **Specific Performance**. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

12.10. **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein are deemed incorporated herein by reference.

12.11. **Successors and Assigns**. All provisions of this Agreement are binding upon, inure to the benefit of and are enforceable by or against the Company and the Members and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns.

12.12. **Third Party Beneficiary**. This Agreement is solely for the benefit of the Company and the Members and their respective successors and permitted assigns and no other Person has any right, benefit, priority or interest under or because of the existence of this Agreement except as specifically set forth herein.

12.13. <u>Counterparts</u>. This Agreement may be executed by the Members on any number of separate counterparts, and all such counterparts so executed constitute one agreement binding on all the Members notwithstanding that all the Members are not signatories to the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

{Signature Page Follows}

SIGNATURE PAGE TO

**SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
SMALL BATCH BEAUTY, LLC**

THIS AGREEMENT CONTAINS A BINDING WAIVER OF JURY TRIAL PROVISION THAT MAY BE ENFORCED BY THE PARTIES.

____
John Cascarano

SCHEDULE A

Member's Name & Address	Contribution	Date of Initial Contribution	Units
John Cascarano		September 15, 2016	210,000
Main Street Ventures d/b/a The Brandery		June, 2017	18,928
Eric Koger		June, 2017	9,464
Andrew Citrin		June, 2017	9,464
Toby Maloney		June, 2017	9,464
Elizabeth Citrin		June, 2017	9,464
Benjamin Citrin		June, 2017	8,675

EXHIBIT 1.1

Definitions

For purposes of this Agreement, the following capitalized terms have the following meanings.

"***Acceptance Notice***" has the meaning set forth in Section 10.5.

"***Act***" means the Tennessee Revised Limited Liability Company Act.

"***Adjusted Capital Account***" shall mean, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year or other relevant time, after giving effect to the following adjustments: (i) credit to such Capital Account any amount that such Member is obligated to restore under this Agreement, is treated as being obligated to restore pursuant to Treasury Regulations § 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to Treasury Regulations § 1.704-2(g)(1) or 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(d) and shall be interpreted consistently therewith.

"***Affiliate***" means: (i) any Person which, directly or indirectly, is in control of, is controlled by or is under common control with the party for whom an Affiliate is being determined; or (ii) any Person who is a director or officer (or who occupies a comparable position) of any Person described in clause (i) above or of the party for whom an Affiliate is being determined. For purposes hereof, control of a Person means the power, directly or indirectly, to: (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or comparable positions) of such Person; or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise and either alone or in conjunction with others.

"***Agreement***" means this Second Amended and Restated Limited Liability Company Operating Agreement, including all Exhibits and Schedules hereto.

"***Articles of Organization***" means the articles of organization filed with the Tennessee Secretary of State's office pursuant to the Act and as herein provided for the purpose of forming the Company.

"***Capital Account***" means, with respect to any Member, the capital account maintained for such Member in accordance with the following provisions:

(i) To each Member's Capital Account, there shall be credited (A) the amount of money and the Gross Asset Value of property other than money contributed by such Member as a Contribution, such Member's distributive share of Profits (or items of income or gain) or any item in the nature of income or gain which is specially allocated pursuant to Section 7.2 hereof and (B) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(ii) From each Member's Capital Account, there shall be debited (A) the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses (or items of expense or loss) or any item in the nature of expense or loss which is specially allocated pursuant to Section 7.2 hereof and (B) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) If any Units are Transferred, the Transferee shall succeed to the Capital Account of the Transferor to the extent that it relates to the Transferred Unit(s).

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) of this definition, there shall be taken into account Code section 752 and any other applicable provisions of the Code and the Treasury Regulations.

(v) Upon the exercise of a Noncompensatory Option, the Capital Accounts of the Members shall be adjusted as provided in Treasury Regulations § 1.704-1(b)(2)(iv)(s).

The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event a Majority of the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Members), the Company may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Member pursuant to Section 6.3 of this Agreement upon the dissolution of the Company. The Company shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(*q*), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations § 1.704-1(b), in each case as determined by a Majority of the Members.

"***Code***" means the Internal Revenue Code of 1986, as amended, and any successor Law thereto.

"***Company***" has the meaning set forth in the opening paragraph of this Agreement.

"***Company Minimum Gain***" has the meaning ascribed to the term "partnership minimum gain" in Treasury Regulations § 1.704-2(b)(2) and as computed pursuant to Treasury Regulations § 1.704-2(d).

"***Contribution***" means, with respect to a Member, the total amount of cash and the agreed Fair Market Value of other property, the use of property, services rendered, a promissory note or other binding obligation to contribute cash or property or perform services or any other valuable consideration, if any, transferred or agreed to be transferred to the Company by such Member in accordance with this Agreement.

"***Convertible Debt***" has the meaning given such term in Treasury Regulations § 1.721-2(g)(2).

"***Convertible Equity***" has the meaning given such term in Treasury Regulations § 1.721-2(g)(3).

"***Depreciation***" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to any asset the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year and which difference is being eliminated by use of the "remedial allocation method" as defined by Treasury Regulations § 1.704-3(d), Depreciation for such Fiscal Year shall be the amount of book basis recovered for such Fiscal Year under the rules prescribed in Treasury Regulations § 1.704-3(d)(2); and (ii) with respect to any other asset the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted basis; provided, however, that in the case of clause (ii) above, if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by a Majority of the Members.

"***Equity Securities***" means any and all Units of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Units, and warrants or other rights to acquire such Units.

"***Event of Bankruptcy***" with respect to any Person means: (i) the entry of a decree or order for relief by a court of competent jurisdiction adjudging such Person as bankrupt or insolvent, or approving as properly filed a petition seeking adjustment or composition of or in respect of such Person under the U.S. Bankruptcy Code or any state or foreign Law relating to bankruptcy or insolvency, or appointing a receiver, liquidator, assignee, trustee, sequestrator or other similar official of such Person or of all or a substantial part of the property of such Person, ordering the winding up or liquidation of the affairs of such Person, which decree or order remains unstayed and in effect for a period of sixty (60) consecutive days; (ii) the institution by such Person of proceedings to be adjudged a bankrupt or insolvent, or the consent by such Person to the institution of bankruptcy or insolvency proceedings against him, or the filing by such Person of a petition or answer or consent seeking reorganization or relief under the U.S. Bankruptcy Code or any other applicable Law or the consent by such Person to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of such Person or of all or a substantial part of the property of such Person; or (iii) that a custodian, other than a trustee, receiver or agent appointed or authorized to take charge of less than substantially all of the Person's property for the purpose of enforcing an encumbrance against such property, was appointed or took possession of the property of such Person in furtherance of any such appointment or taking of possession.

"***Event of Withdrawal***" means with respect to any Member: (i) the assignment of all of the Member's Units; (ii) the withdrawal or resignation of the Member; (iii) the complete termination, liquidation or dissolution of the Member; (iv) an Event of Bankruptcy with respect to the Member; (v) the death of the Member; (vi) the divorce or other termination of the marital relationship of the Member (other than by death) in which such Member's spouse or former spouse (or the estate of either) is determined to own a portion of such Member's Units by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse or former spouse (or the estate of either); or (vii) the adjudication of incapacity of the Member; in each case whether or not the same occurs in accordance with the provisions of this Agreement.

"***Excluded Securities***" means Equity Securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, or officers pursuant to any profits interest plan or similar equity-based plans or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) the commencement of any initial public offering; and (f) an equity split, payment of distributions, or any similar recapitalization, in each case, approved in accordance with the terms of this Agreement.

"***Exercise Period***" has the meaning set forth in Section 10.5.

"***Exercising Members***" has the meaning set forth in Section 10.5.

"***Fair Market Value***" shall mean the fair market value of the asset in question, as determined in good faith by a Majority of the Members.

"***Fiscal Year***" means (i) the period commencing on the effective date of this Agreement and ending on the immediately succeeding December 31; (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31; and (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company Profits, Losses, income, gain, loss, deduction or credit; provided that any such fiscal year shall be permissible for U.S. federal income tax purposes.

"***Gross Asset Value***" shall mean, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(i) The Gross Asset Value of any asset contributed by a Member to the Company is the gross Fair Market Value of such asset; provided that, solely for purposes of paragraph (i)(A) of the definition of Capital Account: (A) the Gross Asset Value of the property contributed on the exercise of a Noncompensatory Option does not include the Fair Market Value of the option privilege, but does include the Fair Market Value of any property paid to the Company to acquire the Noncompensatory Option (other than Convertible Debt as defined in Treasury Regulations § 1.721-2(g)(2)) and the Fair Market Value of any property (other than the Noncompensatory Option) contributed to the Company on the exercise of the Noncompensatory Option; and (B) with respect to Convertible Debt, the Gross Asset Value of the property contributed on the exercise of the conversion option is the adjusted issue price of the debt and the accrued but unpaid qualified stated interest (as defined in Treasury Regulations § 1.1273-1(c)) on the debt immediately before the conversion, plus the Fair Market Value of any property (other than the Convertible Debt) contributed to the Company on the exercise of the conversion option.

(ii) The Gross Asset Value of all Company assets may be adjusted to equal their respective gross Fair Market Values (taking Code section 7701(g) into account), as determined by a Majority of the Members, as of the following times (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* Contribution of money or property; (B) the distribution by the Company to the Member of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; (C) the grant of an Interest in the Company (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; (D) the issuance by the Company of a Noncompensatory Option (other than a Noncompensatory Option for a *de minimis* Interest); (E) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g) (other than pursuant to Code section 708(b)(1)(B); provided, however, that the adjustments pursuant to clauses (A), (B), (C) and (D) above shall be made only if a Majority of the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of all Company assets shall be adjusted on the exercise of a Noncompensatory Option in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(s).

(iv) The Gross Asset Value of Company assets shall be adjusted to account for any Noncompensatory Options at the time the value of a Company asset has been determined or adjusted pursuant to Clause (ii) or (iii) above in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(h)(2).

(v) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value (taking Code section 7701(g) into account) of such asset on the date of distribution as determined by a Majority of the Members.

(vi) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (A) Treasury Regulations § 1.704-1(b)(2)(iv)(*m*), (B) subparagraph (vi) of the definition of "Profits and Losses" or Section 12.13(h) of this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (vi) to the extent that an adjustment pursuant to subparagraph (ii), (iii) or (iv) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (vi).

If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clause (i), (ii), (iii), (iv) or (vi) above, such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"***Interest***" means the share of a Member in the Profits, Losses, income, gain, losses, deductions and credits of, and the right to receive distributions from, the Company, in addition to the right to exercise all approval and other rights of a Member, all as set forth herein.

"***Issuance Items***" has the meaning set forth in Section 12.13(j).

"***Issuance Notice***" has the meaning set forth in Section 10.5.

"***Law***" means any law, rule, regulation, ordinance, order, decree or other requirement having the force of law and, where applicable, any interpretation thereof by any authority having jurisdiction with respect thereto or charged with the administration thereof.

"***Liquidating Member***" has the meaning set forth in Section 9.2(a).

"***Majority of the Members***" means Members owning more than 50% of the Percentage Interests held by all Members at the time of determination.

"***Member***" means those Persons set forth on **Schedule A**, and all other Persons who become Members in the Company as provided herein, in each such Person's capacity as a Member in the Company, until such time as an Event of Withdrawal occurs with respect to such Person as set forth herein. As the context of any provision in this Agreement may indicate, any reference herein to a "Member" shall be deemed to mean (i) with respect to a Member who is a natural Person, such natural Person, and (ii) with respect to a Member which is a trust, the natural Person who is either the grantor, a beneficiary, or both, with respect to such trust.

"***Member Minimum Gain***" has the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Treasury Regulations §1.704-2(i)(2) and as determined pursuant to Treasury Regulations §1.704-2(i)(3).

"***Member Nonrecourse Debt***" has the meaning ascribed to the term "partner nonrecourse debt" in Treasury Regulations §1.704-2(b)(4).

"***Member Nonrecourse Deduction***" has the meaning ascribed to the term "partner nonrecourse deduction" in Treasury Regulations §§1.704-2(i)(1) and 1.704-2(i)(2).

"***Net Cash Flow***" for any period means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by a Majority of the Members "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this definition.

"***New Securities***" has the meaning set forth in Section 10.5.

"***Noncompensatory Option***" has the meaning ascribed to such term in Treasury Regulations § 1.721-2(f), including (i) options, (ii) Convertible Debt; and (iii) Convertible Equity.

"***Non-Exercising Member***" has the meaning set forth in Section 10.5.

"***Nonrecourse Deductions***" has the meaning ascribed to such term in Treasury Regulations § 1.704-2(b)(1).

"***Nonrecourse Liability***" has the meaning ascribed to such term in Treasury Regulations § 1.704-2(b)(3), and includes both secured and unsecured debt.

"***Over-allotment Exercise Period***" has the meaning set forth in Section 10.5.

"***Over-allotment Notice***" has the meaning set forth in Section 10.5.

"***Percentage Interest***" as to a Member means a fraction the numerator of which is such Member's number of Units at the time of determination and the denominator of which is the total number of Units issued and outstanding at the time of determination.

"***Permitted Transferee***" has the meaning set forth in Section 10.3.

"***Person***" means any natural Person, corporation, limited partnership, general partnership, joint venture, association, company, trust, joint stock company, bank, trust company, land trust, vehicle trust, business trust, real estate investment trust, estate, limited liability company, limited liability partnership, limited liability limited partnership or other organization irrespective of whether it is a legal entity, and any governmental authority.

"***Prior Agreement***" has the meaning set forth in the Recitals.

"***Profits***" or "***Losses***" means, with respect to any Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or other period determined pursuant to Code section 703(a). For this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss, and the following adjustments shall be made (without duplication):

(i) Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this paragraph, shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i) to the extent not otherwise taken into account in computing Profits or Losses pursuant to this paragraph shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions (ii), (iii), (iv) or (vi) of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of notwithstanding that the adjusted basis of such asset differs from its Gross Asset Value;

(v) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or less, there shall be taken into account Depreciation for such Fiscal Year or other period;

(vi) To the extent an adjustment to the adjusted basis of any Company asset pursuant to Code section 734(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to the provisions of Section 7.2 hereof shall not be taken into account in computing Profits or Losses.

"***Regulatory Allocations***" has the meaning set forth in Exhibit 7.2.

"***Revised Partnership Audit Procedures***" means the provisions of Subchapter C of Subtitle A, Chapter 63, as amended by P.L. 114-74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, published administrative interpretations thereof, any guidance issued thereunder and any successor provisions) or any similar procedures established by a state, local, or non-U.S. taxing authority.

"***Substitute Member***" means a Person who becomes a Member in the place of another Member, but only in accordance with the terms of this Agreement.

"***Tax Matters Member***" has the meaning ascribed to the term in Section 8.4.

"***Transfer***" has the meaning set forth in Section 10.2.

"***Transferee***" means the Person purchasing or otherwise receiving the Transferor's Units in the Company.

"***Transferor***" means the Member Transferring his or her Units in the Company to another Person.

"***Treasury Regulation***" means those regulations promulgated by the U.S. Department of the Treasury pursuant to authority of the Code or any other revenue Law of the United States of America, as issued or amended from time to time.

"***Unit***" means the units issued by the Company from time to time each representing an Interest.

EXHIBIT 7.2

Regulatory Allocations

Notwithstanding Section 7.1, at the end of each Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses), the following special allocations shall be made in the following order of priority, unless otherwise provided:

(a) Minimum Gain Chargeback. In the event there is a net decrease in Company Minimum Gain during any Fiscal Year, the "minimum gain chargeback" described in Treasury Regulations § 1.704-2(f) and Treasury Regulations § 1.704-2(g) shall apply.

(b) Member Minimum Gain Chargeback. In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the "partner minimum gain chargeback" described in Treasury Regulations § 1.704-2(i)(4) shall apply.

(c) Qualified Income Offset. This Agreement incorporates the "qualified income offset" set forth in Treasury Regulations § 1.704-1(b)(2)(ii)(d) as if those provisions were fully set forth in this Agreement. For any given Fiscal Year, an allocation pursuant to this Section 12.13(c) shall be made only if and to the extent that such Member would have a negative Adjusted Capital Account balance after all other allocations of Profits and Losses provided for in this Section 7 for such Fiscal Year have been tentatively made as if this Section 12.13(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has an Adjusted Capital Account deficit at the end of any Fiscal Year, each such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 12.13(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Article 7 have been made as if Section 12.13(c) and this Section 12.13(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses) shall be allocated among the Members in accordance with each Member's interest in the Company (as defined in Treasury Regulations § 1.704-1(b)(3)) for such Fiscal Year or other period.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses) shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) Loss Limitation. Losses allocated pursuant to Section 7.1 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account deficits as a consequence of an allocation of Losses pursuant to Section 7.1 hereof, the limitation set forth in this Section 12.13(g) shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(h) Code section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any the Company asset pursuant to Code sections 734(b) or 743(b) is required pursuant to Treasury Regulations §§ 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of its Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company (in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) applies) or to the Members to whom such distribution was made (in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) applies).

(i) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recaptured income equal to the Member's share of prior cumulative Depreciation deductions with respect to the assets that gave rise to the recapture income.

(j) Allocations Relating to Taxable Issuance of Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Interests by the Company to a Member (the "***Issuance Items***") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(k) Noncompensatory Options. During any period during which any Noncompensatory Option issued by the Company is outstanding, the Company shall comply with the rules of Treasury Regulations § 1.704-1(b)(2)(iv)(f) and, on the exercise of the Noncompensatory Option, the Company shall comply with the rules of Treasury Regulations § 1.704-1(b)(2)(iv)(s).

Curative Allocations. The allocations set forth in Section 12.13(a) through Section 12.13(k) (the "***Regulatory Allocations***") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section. Therefore, notwithstanding any other provision of this Section 7 (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner as a Majority of the Members determines is appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 7.1 and Section 12.13(j). In exercising their discretion under this Section, the Members shall take into account future Regulatory Allocations under Section 12.13(a) and Section 12.13(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 12.13(e) and Section 12.13(f)

AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF SMALL BATCH BEAUTY, LLC

This Amendment to the Second Amended and Restated Limited Liability Company Operating Agreement of Small Batch Beauty, LLC, a Tennessee limited liability company (the "**Company**"), is made as of this 16th day of October, 2017 by a Majority of the Members.

WHEREAS, a Majority of the Members adopted that certain Second Amended and Restated Limited Liability Company Operating Agreement of the Company dated as of June 22, 2017 (the "**Operating Agreement**").

WHEREAS, a Majority of the Members wish to amend the Operating Agreement to create a Board of Managers as set forth herein.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the undersigned agree as follows.

A. Section 3.2 of the Operating Agreement is amended and restated as follows:

3.2 **Additional Contributions**. No Member shall be required to make any additional Contribution other than as set forth in Section 3.1.

B. Section 5 of the Operating Agreement is amended and restated as follows:

5. **Management of the Company; Managers; Members**

5.1 Management.

5.1.1 Additional Definitions.

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

5.1.2 **Management by the Board of Managers**. Except to the extent otherwise provided in this Operating Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers shall initially consist of 1 manager who shall be John Cascarano. The Board of Managers may appoint such Officers as it deems appropriate (the "Officers") but the Company shall always have a

Chief Manager, Chief Executive Officer and a Secretary. John Cascarano shall serve as the initial Chief Manager, Chief Executive Officer and Secretary of the Company. The Officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Articles of Organization or this Operating Agreement, the Board of Managers may authorize the Company to:

(a) raise additional capital by issuing new Units or other securities;

(b) make distributions to the Members;

(c) endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(d) borrow or lend money or make, deliver, or accept any commercial paper;

(e) execute any mortgage, bond, or lease;

(f) purchase or sell real or personal property;

(g) incur any expense or liability;

(h) establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(i) hire and fire, and determine the compensation of, the Company's executive employees, officers and agents; and

(j) obtain appropriate types and amounts of insurance for the Company and its assets.

5.1.3 Board of Managers – Change in Number, Appointment and Tenure.

(a) A Majority of the Members may alter the number of Managers from time to time.

(b) A Manager shall serve until the earliest of the Manager's resignation, removal by a Majority of the Members, or death.

(c) A Majority of the Members shall fill any vacancy occurring for any reason in the Board of Managers.

(d) The Managers may, by resolution, create one or more committees and appoint agents to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Managers.

(e) No compensation shall be paid to the Manager(s) for performance of their duties as Manager unless a Majority of the Members otherwise agree in writing.

5.1.4 Meetings of the Board of Managers.

(a) A meeting of the Board of Managers may be held at any time, may be called by the Chief Manager or a Majority of the Members, by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than two (2) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b) A majority of the Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers. On any matter subject to the approval or authorization of the Board of Managers in which there is a continuing tie vote (e.g. one (1) Manager "for" such resolution and one (1) Manager "against" such resolution) and for which the Managers have reached an impasse, the Board of Managers shall provide notice to the Members that their vote is required. Any such matter submitted to the Members for resolution shall be decided by a Majority of the Members. In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(c) Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by a majority of the Managers entitled to vote.

(d) At any time, any Manager may waive in writing any required notice.

5.1.5 Standard of Care. Each Member, Manager, and Officer (if any) shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or Officer who so performs the duties as a Member, Manager, or Officer shall not have any liability by reason of being or having been a Member, Manager, or Officer of the Company. In performing such Person's duties, the Member, Manager, or Officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, Officers, or employees whom such Member, Manager, or Officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or Officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or Officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

5.1.6 Indemnification. The Company shall indemnify each person who is or was a Manager, Member, Officer, or employee of the Company or such other Persons covered by Tenn. Code Ann. 48-243-101, to the fullest extent permitted by Tenn. Code Ann.

5.2 **Approval Rights of the Members**. Notwithstanding Section 5.1, neither the Board of Managers, nor any Member nor the Company may enter into or conduct any of the following transactions without the consent of a Majority of the Members:

i. intentionally deleted;

ii. amend this Agreement;

iii. approve a merger or consolidation of the Company with another Person;

iv. intentionally deleted;

v. modify, compromise or release the amount and character of the Contributions which a Member is to make or promises to make hereunder;

vi. do any act which would make it impossible to carry on the ordinary business of the Company;

vii. confess a judgment against the Company;

viii. sell, convey, assign, exchange or otherwise dispose of all or substantially all of the Company's property; or

ix. borrow money in the name of the Company or issue evidences of indebtedness of the Company, in each case in excess of $25,000, or refinance, recast, modify or extend the same, or secure the same by mortgage, deed of trust, pledge or other lien.

x. .

5.3 **Meetings of the Members.** The Company shall not be required to hold regular meetings of the Members. Special meetings of the Members may be called upon the written request of one or more Members holding more than 10% of the Units in the aggregate or the Chief Manager. The call shall state the location of the meeting and the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days or more than thirty (30) days prior to the date of such meeting. Members may vote in person, by proxy, or by telephone at such meeting and may waive advance notice of such meeting. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.4 **Action by Written Consent of the Members**. If Members having not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the matter were present and voted consent in writing to any action taken or to be taken by the Members, such consent shall have the same force and effect as a vote of such Members at a meeting duly held.

5.5 Intentionally Deleted.

5.6 **Member Representations**. Each of the Members hereby represents to the other Members and the Company, with respect to such Member only:

(a) the Member is acquiring the Units for investment purposes for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of its Units;

(b) the Member is financially able to bear the economic risk of an investment in the Units, including the total loss thereof, and has no need for liquidity in an investment in the Units. The Member acknowledges that the Company may not be successful, and/or may not generate a profit. The Member further acknowledges that the Units are a speculative investment which involves a substantial degree of risk of loss by such Member, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Units; and

(c) The Member has received and reviewed all information such Member considers necessary or appropriate for deciding whether to purchase the Units. The Member certifies to the Company that the Member has reviewed this Agreement. The Member further acknowledges the Member has been presented with the opportunity to ask questions of and receive answers from the Company regarding such documents and agreements and regarding the business of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member.

5.7 **Member Compensation**. Except as otherwise provided in this Agreement, no Member shall receive any interest, salary, or drawing with respect to its Contributions or its Capital Account or for services rendered on behalf of the Company, or otherwise, in its capacity as a Member.

5.8 **Partition**. While the Company remains in effect or is continue, each Member agrees and waives its right to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding at Law or in equity to have any Company asset partitioned, and each Member, on behalf of itself, it successors, and its assigns hereby waives any such right.

C. The term "**Majority of the Members**" shall be replaced with "**Board of Managers**" in the following Sections: 2.4, 6.1, 7.1, 10.1, 10.2, 10.3, 10.4, 10.5, 11.1 and in the definition of "Capital Account", "Fair Market Value", "Gross Asset Value", and "Net Cash Flow" and in the Curative Allocations section in Exhibit 7.2-1.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MAJORITY OF THE MEMBERS

DocuSigned by:
John Cascarano
By:66BD82FB4D2B40C...
John Cascarano

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND

INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%

%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%], a

%%STATE_OF_INCORPORATION%%, %%COMPANY_TYPE%% (the “Company”), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed %%MAX_FUNDING%% (the “Oversubscription Offering”). Providing that subscriptions for %%MIN_FUNDING%% Securities are received (the “Minimum Offering”), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a “Closing Date”).

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT%% (the “Escrow Agent”) from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_OF_INCORPORATION%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the

Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY

THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted	%%NAME_OF_ISSUER%%
on %%TODAY%%.	By:
	%%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE

ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN “ACCREDITED INVESTOR” WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), OR TO A MEMBER OF INVESTOR’S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE

SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%

%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the “Company”), promises to pay to %%VESTING_AS%%, the investor party hereto (“Investor”) who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the “Note”) the principal amount set forth above and on the signature page of his/her subscription agreement (the “Subscription Agreement”), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the “Crowdfunding Notes”) to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the “Investors”).

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the “Maturity Date”).

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 7% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Membership Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Membership Units resulting in gross proceeds to the Company of at least$1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Membership Units at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $1,975,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus 1x the outstanding principal amount of this Note) or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Membership Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth;

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: %%INVESTOR_SIGNATURES%%

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

AMENDMENT TO THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF SMALL BATCH BEAUTY, LLC

This Amendment to the Second Amended and Restated Limited Liability Company Operating Agreement of Small Batch Beauty, LLC, a Tennessee limited liability company (the "**Company**"), is made as of this 16th day of October, 2017 by a Majority of the Members.

WHEREAS, a Majority of the Members adopted that certain Second Amended and Restated Limited Liability Company Operating Agreement of the Company dated as of June 22, 2017 (the "**Operating Agreement**").

WHEREAS, a Majority of the Members wish to amend the Operating Agreement to create a Board of Managers as set forth herein.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the undersigned agree as follows.

A. Section 3.2 of the Operating Agreement is amended and restated as follows:

3.2 **Additional Contributions**. No Member shall be required to make any additional Contribution other than as set forth in Section 3.1.

B. Section 5 of the Operating Agreement is amended and restated as follows:

5. **Management of the Company; Managers; Members**

5.1 Management.

5.1.1 Additional Definitions.

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

5.1.2 **Management by the Board of Managers**. Except to the extent otherwise provided in this Operating Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers shall initially consist of 1 manager who shall be John Cascarano. The Board of Managers may appoint such Officers as it deems appropriate (the "Officers") but the Company shall always have a

Chief Manager, Chief Executive Officer and a Secretary. John Cascarano shall serve as the initial Chief Manager, Chief Executive Officer and Secretary of the Company. The Officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Articles of Organization or this Operating Agreement, the Board of Managers may authorize the Company to:

(a) raise additional capital by issuing new Units or other securities;

(b) make distributions to the Members;

(c) endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(d) borrow or lend money or make, deliver, or accept any commercial paper;

(e) execute any mortgage, bond, or lease;

(f) purchase or sell real or personal property;

(g) incur any expense or liability;

(h) establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(i) hire and fire, and determine the compensation of, the Company's executive employees, officers and agents; and

(j) obtain appropriate types and amounts of insurance for the Company and its assets.

5.1.3 Board of Managers – Change in Number, Appointment and Tenure.

(a) A Majority of the Members may alter the number of Managers from time to time.

(b) A Manager shall serve until the earliest of the Manager's resignation, removal by a Majority of the Members, or death.

(c) A Majority of the Members shall fill any vacancy occurring for any reason in the Board of Managers.

(d) The Managers may, by resolution, create one or more committees and appoint agents to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Managers.

(e) No compensation shall be paid to the Manager(s) for performance of their duties as Manager unless a Majority of the Members otherwise agree in writing.

5.1.4 Meetings of the Board of Managers.

(a) A meeting of the Board of Managers may be held at any time, may be called by the Chief Manager or a Majority of the Members, by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than two (2) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b) A majority of the Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers. On any matter subject to the approval or authorization of the Board of Managers in which there is a continuing tie vote (e.g. one (1) Manager "for" such resolution and one (1) Manager "against" such resolution) and for which the Managers have reached an impasse, the Board of Managers shall provide notice to the Members that their vote is required. Any such matter submitted to the Members for resolution shall be decided by a Majority of the Members. In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(c) Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by a majority of the Managers entitled to vote.

(d) At any time, any Manager may waive in writing any required notice.

5.1.5 Standard of Care. Each Member, Manager, and Officer (if any) shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or Officer who so performs the duties as a Member, Manager, or Officer shall not have any liability by reason of being or having been a Member, Manager, or Officer of the Company. In performing such Person's duties, the Member, Manager, or Officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, Officers, or employees whom such Member, Manager, or Officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or Officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or Officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

5.1.6 Indemnification. The Company shall indemnify each person who is or was a Manager, Member, Officer, or employee of the Company or such other Persons covered by Tenn. Code Ann. 48-243-101, to the fullest extent permitted by Tenn. Code Ann.

5.2 **Approval Rights of the Members**. Notwithstanding Section 5.1, neither the Board of Managers, nor any Member nor the Company may enter into or conduct any of the following transactions without the consent of a Majority of the Members:

i. intentionally deleted;

ii. amend this Agreement;

iii. approve a merger or consolidation of the Company with another Person;

iv. intentionally deleted;

v. modify, compromise or release the amount and character of the Contributions which a Member is to make or promises to make hereunder;

vi. do any act which would make it impossible to carry on the ordinary business of the Company;

vii. confess a judgment against the Company;

viii. sell, convey, assign, exchange or otherwise dispose of all or substantially all of the Company's property; or

ix. borrow money in the name of the Company or issue evidences of indebtedness of the Company, in each case in excess of $25,000, or refinance, recast, modify or extend the same, or secure the same by mortgage, deed of trust, pledge or other lien.

x. .

5.3 **Meetings of the Members.** The Company shall not be required to hold regular meetings of the Members. Special meetings of the Members may be called upon the written request of one or more Members holding more than 10% of the Units in the aggregate or the Chief Manager. The call shall state the location of the meeting and the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days or more than thirty (30) days prior to the date of such meeting. Members may vote in person, by proxy, or by telephone at such meeting and may waive advance notice of such meeting. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.4 **Action by Written Consent of the Members**. If Members having not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the matter were present and voted consent in writing to any action taken or to be taken by the Members, such consent shall have the same force and effect as a vote of such Members at a meeting duly held.

5.5 Intentionally Deleted.

5.6 **Member Representations**. Each of the Members hereby represents to the other Members and the Company, with respect to such Member only:

(a) the Member is acquiring the Units for investment purposes for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of its Units;

(b) the Member is financially able to bear the economic risk of an investment in the Units, including the total loss thereof, and has no need for liquidity in an investment in the Units. The Member acknowledges that the Company may not be successful, and/or may not generate a profit. The Member further acknowledges that the Units are a speculative investment which involves a substantial degree of risk of loss by such Member, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Units; and

(c) The Member has received and reviewed all information such Member considers necessary or appropriate for deciding whether to purchase the Units. The Member certifies to the Company that the Member has reviewed this Agreement. The Member further acknowledges the Member has been presented with the opportunity to ask questions of and receive answers from the Company regarding such documents and agreements and regarding the business of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member.

5.7 **Member Compensation**. Except as otherwise provided in this Agreement, no Member shall receive any interest, salary, or drawing with respect to its Contributions or its Capital Account or for services rendered on behalf of the Company, or otherwise, in its capacity as a Member.

5.8 **Partition**. While the Company remains in effect or is continue, each Member agrees and waives its right to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding at Law or in equity to have any Company asset partitioned, and each Member, on behalf of itself, it successors, and its assigns hereby waives any such right.

C. The term "**Majority of the Members**" shall be replaced with "**Board of Managers**" in the following Sections: 2.4, 6.1, 7.1, 10.1, 10.2, 10.3, 10.4, 10.5, 11.1 and in the definition of "Capital Account", "Fair Market Value", "Gross Asset Value", and "Net Cash Flow" and in the Curative Allocations section in Exhibit 7.2-1.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

MAJORITY OF THE MEMBERS

DocuSigned by:
John Cascarano
By: 66BD82FB4D2B40C...
John Cascarano

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
SMALL BATCH BEAUTY, LLC

This Second Amended and Restated Limited Liability Company Operating Agreement of Small Batch Beauty, LLC, a Tennessee limited liability company (the "***Company***"), is made as of this 22nd day of June, 2017 among those Persons signatories hereto.

RECITALS

A. The Company has been formed as a limited liability company under the Laws of the State of Tennessee.

B. The then-sole member of the Company adopted that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated as of September 15, 2016 (the "***Previous Operating Agreement***").

C. The parties wish to supersede the Previous Operating Agreement in its entirety and set forth their agreement concerning the conduct of the business and affairs of the Company and the relative rights and obligations of the parties in relation thereto, all as set forth herein.

AGREEMENT

In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows.

1. **Definitions; Construction**.

1.1. **Definitions**. The definitions set forth on **Exhibit 1.1** are incorporated herein by reference.

1.2. **Construction**. Unless the context of this Agreement clearly requires otherwise: (i) references to the plural include the singular and vice versa; (ii) references to any Person include such Person's successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement; (iii) references to one gender include all genders; (iv) "including" is not limiting; (v) "or" has the inclusive meaning represented by the phrase "and/or"; (vi) the words "hereof", "herein", "hereby", "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (vii) section, clause, Exhibit and Schedule references are to this Agreement unless otherwise specified; (viii) reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof; and (ix) specific or general references to any Law mean such Law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time.

2. **Formation**.

2.1. **Formation of the Company**. The Members hereby constitute and form themselves as a limited liability company pursuant to the provisions of the Act and this Agreement (the "***Company***"), effective upon the filing of the Articles of Organization.

2.2. **Name of the Company**. The name of the Company is "Small Batch Beauty, LLC." The business of the Company may be conducted under any other name deemed necessary or desirable by a Majority of the Members.

2.3. **Purpose of the Company**. The purpose of the Company is to conduct or promote any business or activity which limited liability companies are allowed or permitted to conduct under Law.

2.4. **Places of Business of the Company**. The Company's principal place of business is located at 2517 Eugenia Avenue, Suite 205, Nashville, TN 37211. The Company's principal place of business may be changed at such times and to such location as a Majority of the Members deems appropriate. The Company may have such additional places of business and offices as a Majority of the Members deems appropriate.

2.5. **Filing of the Articles of Organization**. The Articles of Organization have been filed in accordance with the Act with the Tennessee Secretary of State's office. The Members shall hereafter file any necessary amendments to, or restatements of, the Articles of Organization and other filings and will do all things requisite to the maintenance of the Company as a limited liability company under the Act.

2.6. **Registered Office and Registered Agent**. The Company is to have and continuously maintain in the State of Tennessee a registered office which may be, but need not be, the same as the Company's principal place of business in Tennessee (if any). In addition, the Company is to have and continuously maintain a registered agent as required by the Act and other Law and whose business office is identical with the Company's registered office.

2.7. **Nature of the Members' Liabilities**. No Member (including any managing Member) is liable for any debts or obligations of the Company, under a judgment, decree or order of a court, or in any other manner, solely by reason of being a Member.

2.8. **Title to Assets**. All assets owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in assets in its individual name, and each Member's interest in the Company shall be personal property for all purposes. The Company shall at all times hold title to all of its assets in the name of the Company and not in the name of any Member.

2.9. **Units Not Certificated**. No Units will be represented by a certificate or other evidence of ownership. Rather, a Member's Units will be recorded on **Schedule A** hereto, as the same may be amended from time to time, and in the records of the Company.

2.10. **Existence**. The term of the Company is perpetual.

3. **Capital of the Company**.

3.1. **Initial Contributions**. In exchange for their Units, the Members have contributed to the capital of the Company that amount of money or that certain property set forth next to their respective names in **Schedule A** under the column "Contribution." The Company is hereby authorized to adopt and maintain a "phantom" unit plan or other equity incentive plan with respect to the employees or other service providers of the Company, upon such terms as a Majority of the Members deems reasonable.

3.2. **Additional Contributions**. Unless otherwise agreed by a Majority of the Members, no Member shall be required to make any additional Contribution other than as set forth in Section 3.1.

3.3. **No Interest on Contributions**. No interest will be paid by the Company to any Member on any Contribution (or Capital Account), whether or not such Contribution is in excess of the amount of Contributions which such Member agreed to contribute to the Company under this Agreement.

3.4. **Withdrawals**. Except as expressly provided in this Agreement, a Member is not entitled to withdraw any part of his Contributions, Capital Account or to receive any distribution from the Company.

Except as provided in this Agreement no Member has a right to demand or receive property other than cash for his Units.

3.5. **Priority**. Except as expressly provided in this Agreement, no Member is entitled to any priority over any other Member with regard to distributions or the return of his or her Contributions.

3.6. **Third-Party Creditor**. A Member's obligation to make a Contribution is not enforceable by a third-party creditor of the Company.

4. **Capital Accounts**. The Company will establish and maintain a Capital Account for each Member. No Member has any obligation to restore a negative balance in his or her Capital Account under this Agreement.

5. **Management of the Company; Members**.

5.1. **Management**. The management of the Company is vested in the Members. Except as set forth in this Agreement, the Members are the agents of the Company for the purpose of its ordinary business and affairs, and have complete authority over and exclusive control and management of the day-to-day affairs of the Company. Except as provided in Section 5.2, or as otherwise provided in this Agreement, the Members hereby expressly authorize John Cascarano, during such time as he is a Member, to conduct the day-to-day business affairs of the Company and bind the Company with respect to such day-to-day affairs. In connection with such management, John Cascarano may employ on behalf of the Company any other Person to perform services for the Company, including Members or Affiliates of any Member.

5.2. **Approval Rights of the Members**. Notwithstanding Section 5.1, neither any Member nor the Company may enter into or conduct any of the following transactions without the consent of a Majority of the Members:

(a) admit a Person as a Member;

(b) amend this Agreement;

(c) approve a merger or consolidation of the Company with another Person;

(d) change the status of the Company from one in which management of the Company is vested in the Members to one in which management of the Company is vested in the Managers;

(e) modify, compromise or release the amount and character of the Contributions which a Member is to make or promises to make hereunder;

(f) do any act which would make it impossible to carry on the ordinary business of the Company;

(g) confess a judgment against the Company;

(h) sell, convey, assign, exchange or otherwise dispose of all or substantially all of the Company's property;

(i) borrow money in the name of the Company or issue evidences of indebtedness of the Company, in each case in excess of $25,000, or refinance, recast, modify or extend the same, or secure the same by mortgage, deed of trust, pledge or other lien; or

(j) commit to make, or make, any capital expenditure, or enter into any contract or obligation of the Company during any Fiscal Year in excess of $25,000.

5.3. **Meetings of the Members**. The Company shall not be required to hold regular meetings of the Members. Special meetings of the Members may be called upon the written request of one or more Members holding more than 10% of the Units in the aggregate. The call shall state the location of the meeting and the nature of the business to be transacted. Notice of any such meeting shall be given to all Members not less than seven (7) days or more than thirty (30) days prior to the date of such meeting. Members may vote in person, by proxy, or by telephone at such meeting and may waive advance notice of such meeting. Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

5.4. **Action by Written Consent of the Members**. If Members having not less than the minimum Percentage Interest that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on the matter were present and voted consent in writing to any action taken or to be taken by the Members, such consent shall have the same force and effect as a vote of such Members at a meeting duly held.

5.5. **Execution of Documents**. Any Member or any other Person designated by a Member may execute any and all documents relating to the Company and the Company's business but, as to any document which requires the approval of the Members as set forth in Section 5.2, only if such document has been approved by the Members in accordance with Section 5.2.

5.6. **Member Representations**. Each of the Members hereby represents to the other Members and the Company, with respect to such Member only:

(a) the Member is acquiring the Units for investment purposes for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of its Units;

(b) the Member is financially able to bear the economic risk of an investment in the Units, including the total loss thereof, and has no need for liquidity in an investment in the Units. The Member acknowledges that the Company may not be successful, and/or may not generate a profit. The Member further acknowledges that the Units are a speculative investment which involves a substantial degree of risk of loss by such Member, that such Member understands and takes full cognizance of the risk factors related to the purchase of the Units; and

(c) The Member has received and reviewed all information such Member considers necessary or appropriate for deciding whether to purchase the Units. The Member certifies to the Company that the Member has reviewed this Agreement. The Member further acknowledges the Member has been presented with the opportunity to ask questions of and receive answers from the Company regarding such documents and agreements and regarding the business of the Company, and has further had the opportunity to obtain all information (to the extent the Company possesses or can acquire such information without unreasonable effort or expense) which such Member deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided to such Member.

5.7. **Member Compensation**. Except as otherwise provided in this Agreement, no Member shall receive any interest, salary, or drawing with respect to its Contributions or its Capital Account or for services rendered on behalf of the Company, or otherwise, in its capacity as a Member.

5.8. **Partition**. While the Company remains in effect or is continue, each Member agrees and waives its right to have any Company property partitioned, or to file a complaint or to institute any suit, action or proceeding at Law or in equity to have any Company asset partitioned, and each Member, on behalf of itself, it successors, and its assigns hereby waives any such right.

6. **Distributions**.

6.1. **Interim Distributions**. Subject to Section 6.2 and Section 6.3, Net Cash Flow and other property of the Company which a Majority of the Members determines is no longer necessary for the Company's business is to be distributed, subject to the Act, at such times and in such amounts as a Majority of the Members determines. Any such distributions are to go to the Members in proportion to their Percentage Interests.

6.2. **Tax Distributions**. Notwithstanding Section 6.1, but subject to Section 6.3, to the extent that Net Cash Flow is available for distribution, the Company shall make to each of the Members on or before April 1 of each year in an amount equal to the product of (i) a good faith estimate of the taxable income of the Company for the previous Fiscal Year allocated to such Member (as estimated by the Tax Matters Member based on the results of such period), multiplied by (ii) the sum of the then highest U.S. federal income tax rate imposed on individuals (which shall be calculated by taking into account only taxes imposed under Chapter 1 of the Code) plus 6%. All amounts paid under this Section 6.2 shall be treated as advances on distributions to which such Member is otherwise entitled to receive under this Agreement and shall be taken into account and credited against and reduce any other distributions such Member is entitled to receive under this Agreement.

6.3. **Distributions Upon Dissolution**. Notwithstanding Section 6.1 and Section 6.2, but subject to the Act, upon the dissolution and winding up of the Company, the assets of the Company (or the proceeds of sales or other dispositions in liquidation of the assets of the Company as may be determined by the Liquidating Member) are to be distributed in the priority set forth as follows:

(a) first, to discharge or to make adequate provision for (to the extent required by any lender or creditor) debts and obligations of the Company (other than debts and obligations of the Company to the Members, ex-Members and their Affiliates), and the payment of the expenses of liquidation;

(b) second, to fund reserves which the Liquidating Member deems reasonably necessary for any contingent or unforeseen debts of the Company;

(c) third, to discharge or make adequate provision for debts and obligations of the Company to the Members, ex-Members and their Affiliates; and

(d) finally, to all Members in accordance with their Percentage Interests.

6.4. **Withdrawals**. A Member is not entitled to withdraw any part of its Capital Account or to receive any distribution from the Company except as provided in this Agreement. No Member has the right to demand or receive property other than cash for its Units.

6.5. **Offset**. The Company has the right to offset any distribution otherwise payable to a Member hereunder against any amount that such Member owes to the Company, whether such amount is owed under this Agreement or otherwise.

6.6. **Withholding**. All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax Law with respect to any payment, distribution, or allocation to the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 6.6 for all purposes under this Agreement. The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state, local, or foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local, or foreign Law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

6.7. **Limitations on Distributions**. Notwithstanding any other provision of this Agreement, the Company may not make a distribution to a Member, and a Member may not receive a distribution from the Company, to the extent that such distribution would violate the Act or other applicable Law.

6.8. **Return of Distributions**. Except for distributions made in violation of the Act, this Agreement, or other applicable Law, no Member shall be obligated to return to the Company any distribution or pay the amount of any distribution for the account of the Company or to any creditor of the Company. A Member may be required to repay distributions made to it in violation of the Act. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member and shall be added back to the Capital Account of the Member.

6.9. **Distributions In Kind**. If any assets of the Company are to be distributed in kind (other than a distribution which is a liquidating distribution to a redeemed Member), each Member receives such interest therein as a tenant-in-common with all other Members so entitled in the same proportions as they would have shared in a cash distribution equal to the Fair Market Value of such property at the time of such distribution.

7. **Allocations**.

7.1. **Allocation of Profits and Losses**. Except as otherwise provided in Section 7.2, and after adjusting for all Contributions and distributions made during a Fiscal Year, Profits and Losses (and, if necessary, individual items of gross income or loss) shall be allocated annually (and at such other times as a Majority of the Members determine is necessary to allocate Profits or Losses) by the Company in a manner such that, after such allocations have been made, the balance of each Member's Capital Account shall, to the extent possible, be equal to an amount that would be distributed to such Member if (a) the Company were to sell its assets for their Gross Asset Values, (b) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), (c) the Company were to distribute the proceeds of sale pursuant to Section 6.3 and (d) the Company were to dissolve pursuant to, minus the sum of (i) such Member's share of Company Minimum Gain and Member Minimum Gain, and (ii) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company, computed immediately prior to the hypothetical sale of assets.

7.2. **Regulatory Allocations**. The provisions regarding Regulatory Allocations set forth on **Exhibit 7.2** are incorporated herein by reference.

7.3. **Other Allocation Rules**.

(a) Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Section 7 as of the last day of each Fiscal Year; provided that Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Value of the Company property are adjusted pursuant to clause (ii), (iii), (iv) and (vi) of the definition of Gross Asset Value.

(b) Each item of the Company's income, gain, loss, deduction and credit as determined for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes in accordance with the provisions of this Section 7.

(c) The Members are aware of the U.S. federal income tax consequences of the allocations made by this Section 7 and hereby agree to be bound by the provisions of this Section 7 in reporting their shares of the Company income and loss for U.S. federal income tax purposes.

(d) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Tax Matters Member, using any permissible method under Code section 706 and the Treasury Regulations thereunder.

(e) "Excess nonrecourse liabilities" of the Company within the meaning of Treasury Regulations § 1.752-3(a)(3), are allocated among the Members in accordance with each Member's share of Profits for such Fiscal Year or other period.

7.4. Code section 704(c).

(a) In accordance with Code section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its initial Gross Asset Value. Such allocation shall be made in accordance with the allocation method under Treasury Regulations § 1.704-3 selected by the Tax Matters Member.

(b) In the event the Gross Asset Value of any the Company asset is adjusted pursuant to subparagraph (ii), (iii), (iv) or (vi) of the definition of "Gross Asset Value", subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code section 704(c) and the Treasury Regulations thereunder.

(c) Any other decisions relating to such allocations shall be made by the Tax Matters Member, in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 7.4 are solely for purposes of U.S. federal, state, and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

7.5. Credits. Credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as reasonably determined by the Tax Matters Member, taking into account the principles of Treasury Regulations §§ 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

8. Certain Tax Matters.

8.1. Treatment as a Partnership for Income Tax Purposes. The Members intend that the Company is, and will continue to be, an entity taxable as a partnership for federal and state income tax purposes unless otherwise decided by a Majority of the Members, and the Members will do all things requisite to the maintenance of the Company as an entity taxable as a partnership for federal and state income tax purposes. No election will be made by the Company or any Member for the Company to be excluded from the application of Subchapter K, Chapter I of Subtitle A of the Code or any similar provisions of state tax Laws without the consent of a Majority of the Members. Nothing contained in this Section 8.1 affects, or is intended to affect, the status of the Company as a limited liability company under the Act.

8.2. Tax Returns and Tax Information. The Company will prepare for each Fiscal Year, or other applicable tax periods within a Fiscal Year, a United States Partnership Return of Income, and appropriate state tax returns, which returns will be consistent. The Company will file such returns within the time prescribed by Law for such filing. The Company will send a copy of tax Form K-1 or any successor or replacement form thereof to each Member within 90 days after each Fiscal Year, or as soon thereafter as is practicable. The Company may rely upon all decisions as to accounting matters made by an accountant, except as specifically provided to the contrary herein, and the Company may rely upon the advice of such accountant as to whether such decisions are in accordance with federal or state income tax Laws. The determination of the Company with respect to the treatment of any item or its allocation for federal, state or local tax purposes, including any election made under applicable Law, is binding upon all of the Members so long as such determination is not inconsistent with any express term hereof.

8.3. **Special Elections**. Where a distribution of an asset is made in the manner described in Code section 734(a), or where a sale or exchange of Units permitted by this Agreement is made in the manner described in Code section 743(a), the Company may (but is not required to) file an election under Code section 754 in accordance with the procedures set forth in the applicable Treasury Regulations. The determination of whether to make such an election shall be made by the Tax Matters Member. In the event such an election is so filed, the Company will keep appropriate records to reflect the application of such election. All other elections by the Company for federal, state, local and foreign income and franchise tax purposes will be determined by the Company except where applicable Law provides that any such election be made by the Members.

8.4. **Tax Matters Member**.

(a) Initial Tax Matters Member. John Cascarano shall be designated on the Company's annual federal information tax return as (i) the initial "tax matters partner" of the Company for purposes of Code section 6231(a)(7) and shall have all the rights and responsibilities of that position described in Code section 6222 through Code section 6232, as in effect prior to their repeal by the Revised Partnership Audit Procedures, and (ii) the initial "partnership representative" for purposes of Code section 6223 and Code section 6231, as amended by the Revised Partnership Audit Procedures (the designated roles in clauses (i) and (ii) above shall collectively be referred to herein as the "***Tax Matters Member***"); it being understood, however, that a Majority of the Members are hereby authorized to (A) designate any other Person as the "partnership representative", and (B) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to Treasury Regulations or other guidance to ratify the designation of John Cascarano (or any Person selected by a Majority of the Members) as the partnership representative.

(b) Agreement to File Amended Returns. To the extent requested by the partnership representative, the Members agree to file amended tax returns pursuant to Code section 6225(c)(2)(A), and comply with the requirements under Code section 6226(b) (as amended by the Revised Partnership Audit Procedures).

(c) Liability for Taxes. For the avoidance of doubt, any taxes, penalties, and interest payable under the Revised Partnership Audit Procedures by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members of the Company, and the partnership representative shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as determined by the partnership representative. In connection with the foregoing, to the extent that the Company is assessed amounts under Code section 6221(a) (as amended by the Revised Partnership Audit Procedures), each current or former Member to which the assessment relates shall remit to the Company, within thirty (30) days' written notice by the partnership representative, an amount equal to such Member's allocable share of the assessment, including such Member's allocable share of any interest imposed on the Company. This Section 8.4(c) shall survive the dissolution of the Company, the withdrawal of any Member from the Company and the Transfer of any Member's Units in the Company.

(d) Request for Information & Other Matters. Each Member agrees to promptly provide to the Tax Matters Member or any Person designated by a Majority of the Members, as the partnership representative) any information requested by such Person so as to enable the Company to make any election under Code section 6225 or 6226 (as amended by the Revised Partnership Audit Procedures), comply with any documentation requirements in connection with any such election, modify any "imputed underpayment" as defined under the Revised Partnership Audit Procedures, and comply with any other requirements in the Revised Partnership Audit Procedures. The Company shall retain all information collected from each Member pursuant to this Section (d).

(e) Consistent Reporting of Items. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return.

(f) Successor Tax Matters Member. The Tax Matters Member may be removed by a Majority of the Members and may resign at any time. If the Tax Matters Member is removed or resigns or if the Company does not have a Tax Matters Member for any other reason, a Majority of the Members may appoint a new Tax Matters Member.

(g) Indemnity. The Company shall indemnify and reimburse the Tax Matters Member for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Company or in connection with any audit of the Company's U.S. federal income tax returns, except to the extent such expenses, claims, liabilities, losses and damages are attributable to the gross negligence or willful misconduct of the Tax Matters Member.

9. Dissolution and Winding Up of the Company.

9.1. Events Causing the Dissolution of the Company. The Company is dissolved and is to be wound up upon the happening of any of the following events, whichever first occurs: (i) the occurrence of an Event of Withdrawal (other than as permitted under Section 10.2 or Section 10.3) with respect to a Member if, upon the occurrence of any such Event of Withdrawal, the remaining Members elect to dissolve the Company in accordance with the provisions of Section 9.3; or (ii) the written agreement of all of the Members.

9.2. Winding Up.

(a) Cessation of Business. Upon any dissolution of the Company, the Company is to be dissolved and is to cease carrying on its business, and its affairs are to be wound up as soon as practicable thereafter by such Person designated by a Majority of the Members (the "***Liquidating Member***"). In winding up the affairs of the Company, the Liquidating Member is to proceed to liquidate the assets of the Company in such manner as it determines (including the sale of such assets if the Liquidating Member so elects), allowing a reasonable time therefor to enable the Liquidating Member to minimize losses upon a liquidation. The Liquidating Member may bind the Company in winding up the affairs of the Company to the fullest extent permitted by the Act and other applicable Law.

(b) Liquidating Distributions. Upon the dissolution and winding up of the Company and the liquidation of its assets, the proceeds (or the property of the Company which the Liquidating Member decides not to liquidate in its sole judgment) are to be applied and distributed in the manner and order provided in Section 6.3. However, if the Members elect to dissolve the Company in accordance with Section 9.3 as the result of an Event of Withdrawal of a Member in contravention of this Agreement, the Liquidating Member is to reduce the amount otherwise distributable under Section 6.3 to the Member who suffered the Event of Withdrawal by any and all damages incurred by the Company as a result of such Event of Withdrawal.

(c) Termination. When all of the remaining property and assets of the Company have been liquidated or distributed as set forth herein, the Liquidating Member is to file all articles of termination and other documents required under the Act and other applicable Law to effect a cancellation of the Articles of Organization and to otherwise terminate the Company.

9.3. **Dissolution of the Company After Event of Withdrawal**. Upon the occurrence of an Event of Withdrawal (other than as permitted under Section 10.2 or Section 10.3) with respect to any Member, at the election of a Majority of the Members (including for this purpose only those Members who have not suffered the Event of Withdrawal), the Company is to be dissolved. The election to dissolve the Company is to be made within 90 days after the applicable Event of Withdrawal.

10. **New Members and Transfers of Members' Units**.

10.1. **New Members**. Subject to the limitations set forth in this Section 10.1, a Person may be admitted as a Member in the Company only with the consent of, and upon such conditions as shall be determined by a Majority of the Members. A Person admitted as a Member with the consent of a Majority of the Members becomes a Member of the Company only if such Person complies with Section 10.4.

10.2. **Assignment of Units**. Except as set forth in this Agreement, no Member may voluntarily withdraw or resign or, either voluntarily or involuntarily (whether by judicial decree, operation of Law (including a merger, consolidation or similar transaction) or otherwise), assign, sell, exchange or transfer its Units (or any interest therein), in whole or in part, or pledge, hypothecate, mortgage or subject it or any part of it to any lien, or otherwise dispose of it (each a "***Transfer***"), without the prior consent of a Majority of the Members. Even if the requisite consent to a Transfer is obtained as set forth in the immediately preceding sentence, a Transferee becomes a Substitute Member only if the Transferee complies with Section 10.4 and only if a Majority of the Members (determined without regard to the Units that are the subject of the Transfer), consent to such Transferee becoming a Substitute Member.

10.3. **Permitted Transferees**. Notwithstanding Section 10.2, (i) an individual Member may transfer his or her Units to a trust for which he or she is the grantor and sole income beneficiary during his or her lifetime and of which he or she is treated as the owner under the Code; (ii) subject to Section 10.4, upon the death or adjudication of insanity or incapacity of an individual Member, such Member's Units may be transferred to such Member's representative or heirs; and (iii) any Member may transfer his or her Units to the Company (any one of the above of which is a "***Permitted Transferee***"). Such Permitted Transferee (other than the Company or a Permitted Transferee who is already a Member) shall become a Substitute Member only if the Permitted Transferee complies with Section 10.4, and only with the consent of a Majority of the Members (determined without regard to the Units that are the subject of the Transfer).

10.4. **Substitute and New Members**. No admission of a new Member pursuant to Section 10.1, a Permitted Transferee pursuant to Section 10.3, and no Transfer by a Member which is otherwise in compliance with this Agreement, is effective as against the Company until the proposed new Member or the Transferee or assignee executes a counterpart of this Agreement (or otherwise agrees to be bound by the terms hereof) and executes all other documents and performs all other acts, in each case which a Majority of the Members (determined without regard to the Units that are the subject of the Transfer), deem reasonably necessary or appropriate for the purpose of admitting such proposed new Member or such Transferee or assignee as a Member. Each new Member must, as a condition to becoming a Member, reimburse the Company for all reasonable fees and expenses incurred by the Company with respect to such admission, and is liable to the Company to make any unpaid Contributions of its Transferor. However, the Transferor is not released from its liability to the Company under the Act without the written consent of a Majority of the Members (determined without regard to the Units that are the subject of the Transfer). **Schedule A** is to be amended to reflect the admission of an Additional Member or a Substitute Member, and such amendment shall not require the separate approval of the Members.

10.5. **Preemptive Rights.** The Company hereby grants each Member the right to purchase its pro rata share (based on its Percentage Interest) of any new Equity Securities (other than any Excluded Securities) (the "**New Securities**") that the Company may from time to time propose to issue or sell to any party. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale New Securities to the Members within five (5) days following approval of any such issuance or sale by a Majority of the

Members. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including: (i) the number and description of the New Securities proposed to be issued and the percentage interest in the Company such issuance would represent; (ii) the proposed issuance date, which shall be at least twenty (20) days from the date of the Issuance Notice; and (iii) the proposed purchase price. Each Member shall for a period of fifteen (15) days following the receipt of an Issuance Notice (the "**Exercise Period**") have the right to elect irrevocably to purchase its pro rata share (based on its Percentage Interest) of the New Securities at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company (an "**Acceptance Notice**"). The delivery of an Acceptance Notice by a Member shall be a binding and irrevocable offer by such Member to purchase the New Securities described therein. The failure of a Member to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 10.5 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities. No later than five (5) days following the expiration of the Exercise Period, the Company shall notify each Member in writing of the number of New Securities that each Member has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "**Over-allotment Notice**"). Each Member exercising its right to purchase its pro rata share (in accordance with its Percentage Interest) of the New Securities in full (an "**Exercising Member**") shall have a right of over-allotment such that if any other Member fails to exercise its rights under this Section 10.5 to purchase its pro rata share of the New Securities (each, a "**Non-Exercising Member**"), such Exercising Member may purchase its pro rata share of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**"). If any Member fails to purchase its allotment of the New Securities within the time period described herein and after the expiration of the Over-allotment Exercise Period, the Company shall complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Members failed to exercise the option set forth in this Section 10.5 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); provided, that such issuance or sale is closed within thirty (30) days after the expiration of the Over-allotment Exercise Period (subject to the extension of such period for a reasonable time to the extent reasonably necessary to obtain any third-party approvals). In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Members in accordance with the procedures set forth in this Section 10.5. The closing of any purchase by any Member hereunder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Each Exercising Member shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including, without limitation, entering into such additional agreements as may be necessary or appropriate.

10.6. Transfer of Units Other Than in Compliance With This Agreement. Any Transfer (including the granting of a lien or by operation of Law such as a merger) by a Member of its Units (or any part thereof or any interest therein) in contravention of the terms of this Agreement does not, as against the Members or the Company, entitle the assignee, during the continuance of the Company, to participate in the management of the Company or to become or to exercise the rights of a Member. It merely entitles the assignee to receive in accordance with its contract the share of distributions and profits to which the assigning or conveying Member would otherwise be entitled.

10.7. Event of Withdrawal. If the Company is not terminated pursuant to Section 9.3 upon an Event of Withdrawal of a Member, such withdrawn Member has the rights of an assignee with respect to such withdrawn Member's Units as set forth in Section 10.6. Such withdrawn Member may not participate in the management of the Company's business or affairs or exercise the rights of a Member. Rather, such withdrawing Member may merely receive his share of the distributions (including liquidating distributions) and profits which and when he would otherwise be entitled to receive.

11. **Records and Accounting**.

11.1. **Financial Statements**. At all times during the continuance of the Company, the Company will keep or cause to be kept full and true books of account in which will be entered fully and accurately each transaction of the Company. The Company will deliver to the Members within 120 days after the end of each Fiscal Year, or as soon thereafter as is practicable, annual financial statements of the Company containing the following: (i) a profit and loss statement and a balance sheet (including notes thereto) of the Company; (ii) a statement of the Capital Account of each Member; (iii) a statement of cash flow for the Fiscal Year; and (iv) such other information as may, in the judgment of a Majority of the Members, be reasonably necessary for the Members to be advised of the financial status and results of operations of the Company

11.2. **Tax Returns and Tax Information**. The Company will prepare for each Fiscal Year, or other applicable tax periods within a Fiscal Year, a United States Partnership Return of Income, and appropriate state tax returns, which returns will be consistent. The Company will file such returns within the time prescribed by Law for such filing. The Company will send a copy of tax Form K-1 or any successor or replacement form thereof to each Member within 90 days after each Fiscal Year, or as soon thereafter as is practicable. The Company may rely upon all decisions as to accounting matters made by an accountant, except as specifically provided to the contrary herein, and the Company may rely upon the advice of such accountant as to whether such decisions are in accordance with federal or state income tax Laws. The determination of the Company with respect to the treatment of any item or its allocation for federal, state or local tax purposes, including any election made under applicable Law, is binding upon all of the Members so long as such determination is not inconsistent with any express term hereof.

11.3. **Required Information**. The Company is to keep at its principal place of business the following: (a) a current and a past list, setting forth the full name and last known address of each Member, set forth in alphabetical order; (b) a copy of the Articles of Organization, together with executed copies of any powers of attorney pursuant to which any Articles of Organization have been executed; (c) copies of the Company's tax returns as described in Section 8.2 for the three (3) most recent Fiscal Years; (d) copies of this Agreement and copies of any other operating agreement (as such term is defined in the Act) no longer in effect; (e) copies of the financial statements described in Section 11.1 for the three most recent Fiscal Years; (f) a written statement of the amount of cash and a statement of the agreed value of other property or services contributed by each Member and the times at which or events upon the happening of which any additional Contributions agreed to be made by each Member are to be made; (g) information that would enable a Member to determine the relative voting rights of the Members on a particular matter; (h) copies of any written promise by a Member to make a Contribution; (i) copies of any written consents by the Members to the admission of any Person as a Member; (j) copies of any written consents by the Members to dissolve the Company upon the Event of Withdrawal of any Member in accordance with the provisions hereof; and (k) any other records required to be kept under the Act. Each Member or its designated representative, upon reasonable notice to the Company and at the Member's expense, may inspect and copy any document required to be kept by the Company under this Section 11.3 during ordinary business hours.

12. **General Provisions**.

12.1. **Amendment and Modification**. No amendment, modification, supplement or termination of any provision of this Agreement, nor consent to any departure therefrom, will in any event be effective unless the same is in writing and is approved as set forth herein. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given.

12.2. **Binding Effect.** Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, Transferees, and assigns.

12.3. **Captions**. Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

12.4. **Severability**. Except as otherwise provided in the succeeding sentence, every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

12.5. **Notice**. All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (a) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (b) sent by facsimile with confirmation of transmission by the transmitting equipment (or, the first business day following such transmission if the date of transmission is not a business day) or (c) received or rejected by the addressee, if sent by certified mail, return receipt requested; in each case to the addresses or facsimile numbers and marked to the attention of the individual (by name or title) (if any) as shown in **Schedule A** and to the Company at its principal office (or to such other address, facsimile number or individual as a party may designate by notice to the other parties).

12.6. **Entire Agreement**. This Agreement constitutes the entire agreement among the Members pertaining to the subject matter hereof and supersedes all prior agreements, letters of intent, understandings, negotiations and discussions of the Members, whether oral or written, including but not limited to the Prior Agreement.

12.7. **Governing Law**. This Agreement and the rights and obligations of the Members hereunder are to be governed by and construed and interpreted in accordance with the Laws of the State of Tennessee applicable to contracts made and to be performed wholly within Tennessee, without regard to choice or conflict of Laws rules.

12.8. **Waiver of Jury Trial**. EACH OF THE MEMBERS IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY AND ALL RIGHTS TO IMMUNITY BY SOVEREIGNTY OR OTHERWISE IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.9. **Specific Performance**. Each Member agrees with the other Members that the other Members would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that monetary damages would not provide an adequate remedy in such event. Accordingly, it is agreed that, in addition to any other remedy to which the nonbreaching Members may be entitled, at law or in equity, the nonbreaching Members shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction thereof.

12.10. **Incorporation by Reference**. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein are deemed incorporated herein by reference.

12.11. **Successors and Assigns**. All provisions of this Agreement are binding upon, inure to the benefit of and are enforceable by or against the Company and the Members and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns.

12.12. **Third Party Beneficiary**. This Agreement is solely for the benefit of the Company and the Members and their respective successors and permitted assigns and no other Person has any right, benefit, priority or interest under or because of the existence of this Agreement except as specifically set forth herein.

12.13. Counterparts. This Agreement may be executed by the Members on any number of separate counterparts, and all such counterparts so executed constitute one agreement binding on all the Members notwithstanding that all the Members are not signatories to the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

{Signature Page Follows}

SIGNATURE PAGE TO

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
SMALL BATCH BEAUTY, LLC

THIS AGREEMENT CONTAINS A BINDING WAIVER OF JURY TRIAL PROVISION THAT MAY BE ENFORCED BY THE PARTIES.



____
John Cascarano

SCHEDULE A

Member's Name & Address	Contribution	Date of Initial Contribution	Units
John Cascarano		September 15, 2016	210,000
Main Street Ventures d/b/a The Brandery		June, 2017	18,928
Eric Koger		June, 2017	9,464
Andrew Citrin		June, 2017	9,464
Toby Maloney		June, 2017	9,464
Elizabeth Citrin		June, 2017	9,464
Benjamin Citrin		June, 2017	8,675

EXHIBIT 1.1

Definitions

For purposes of this Agreement, the following capitalized terms have the following meanings.

"***Acceptance Notice***" has the meaning set forth in Section 10.5.

"***Act***" means the Tennessee Revised Limited Liability Company Act.

"***Adjusted Capital Account***" shall mean, with respect to any Member, the balance in such Member's Capital Account as of the end of the relevant Fiscal Year or other relevant time, after giving effect to the following adjustments: (i) credit to such Capital Account any amount that such Member is obligated to restore under this Agreement, is treated as being obligated to restore pursuant to Treasury Regulations § 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore pursuant to Treasury Regulations § 1.704-2(g)(1) or 1.704-2(i)(5); and (ii) debit to such Capital Account the items described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) and (6). This definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv)(d) and shall be interpreted consistently therewith.

"***Affiliate***" means: (i) any Person which, directly or indirectly, is in control of, is controlled by or is under common control with the party for whom an Affiliate is being determined; or (ii) any Person who is a director or officer (or who occupies a comparable position) of any Person described in clause (i) above or of the party for whom an Affiliate is being determined. For purposes hereof, control of a Person means the power, directly or indirectly, to: (a) vote 10% or more of the securities having ordinary voting power for the election of directors (or comparable positions) of such Person; or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise and either alone or in conjunction with others.

"***Agreement***" means this Second Amended and Restated Limited Liability Company Operating Agreement, including all Exhibits and Schedules hereto.

"***Articles of Organization***" means the articles of organization filed with the Tennessee Secretary of State's office pursuant to the Act and as herein provided for the purpose of forming the Company.

*"**Capital Account**"* means, with respect to any Member, the capital account maintained for such Member in accordance with the following provisions:

(i) To each Member's Capital Account, there shall be credited (A) the amount of money and the Gross Asset Value of property other than money contributed by such Member as a Contribution, such Member's distributive share of Profits (or items of income or gain) or any item in the nature of income or gain which is specially allocated pursuant to Section 7.2 hereof and (B) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(ii) From each Member's Capital Account, there shall be debited (A) the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses (or items of expense or loss) or any item in the nature of expense or loss which is specially allocated pursuant to Section 7.2 hereof and (B) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) If any Units are Transferred, the Transferee shall succeed to the Capital Account of the Transferor to the extent that it relates to the Transferred Unit(s).

(iv) In determining the amount of any liability for purposes of subparagraphs (i) and (ii) of this definition, there shall be taken into account Code section 752 and any other applicable provisions of the Code and the Treasury Regulations.

(v) Upon the exercise of a Noncompensatory Option, the Capital Accounts of the Members shall be adjusted as provided in Treasury Regulations § 1.704-1(b)(2)(iv)(s).

The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations § 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event a Majority of the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or any Members), the Company may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Member pursuant to Section 6.3 of this Agreement upon the dissolution of the Company. The Company shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(*q*), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations § 1.704-1(b), in each case as determined by a Majority of the Members.

"***Code***" means the Internal Revenue Code of 1986, as amended, and any successor Law thereto.

"***Company***" has the meaning set forth in the opening paragraph of this Agreement.

"***Company Minimum Gain***" has the meaning ascribed to the term "partnership minimum gain" in Treasury Regulations § 1.704-2(b)(2) and as computed pursuant to Treasury Regulations § 1.704-2(d).

"***Contribution***" means, with respect to a Member, the total amount of cash and the agreed Fair Market Value of other property, the use of property, services rendered, a promissory note or other binding obligation to contribute cash or property or perform services or any other valuable consideration, if any, transferred or agreed to be transferred to the Company by such Member in accordance with this Agreement.

"***Convertible Debt***" has the meaning given such term in Treasury Regulations § 1.721-2(g)(2).

"***Convertible Equity***" has the meaning given such term in Treasury Regulations § 1.721-2(g)(3).

"***Depreciation***" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes with respect to an asset for such Fiscal Year, except that (i) with respect to any asset the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year and which difference is being eliminated by use of the "remedial allocation method" as defined by Treasury Regulations § 1.704-3(d), Depreciation for such Fiscal Year shall be the amount of book basis recovered for such Fiscal Year under the rules prescribed in Treasury Regulations § 1.704-3(d)(2); and (ii) with respect to any other asset the Gross Asset Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted basis; provided, however, that in the case of clause (ii) above, if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by a Majority of the Members.

"***Equity Securities***" means any and all Units of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Units, and warrants or other rights to acquire such Units.

"***Event of Bankruptcy***" with respect to any Person means: (i) the entry of a decree or order for relief by a court of competent jurisdiction adjudging such Person as bankrupt or insolvent, or approving as properly filed a petition seeking adjustment or composition of or in respect of such Person under the U.S. Bankruptcy Code or any state or foreign Law relating to bankruptcy or insolvency, or appointing a receiver, liquidator, assignee, trustee, sequestrator or other similar official of such Person or of all or a substantial part of the property of such Person, ordering the winding up or liquidation of the affairs of such Person, which decree or order remains unstayed and in effect for a period of sixty (60) consecutive days; (ii) the institution by such Person of proceedings to be adjudged a bankrupt or insolvent, or the consent by such Person to the institution of bankruptcy or insolvency proceedings against him, or the filing by such Person of a petition or answer or consent seeking reorganization or relief under the U.S. Bankruptcy Code or any other applicable Law or the consent by such Person to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of such Person or of all or a substantial part of the property of such Person; or (iii) that a custodian, other than a trustee, receiver or agent appointed or authorized to take charge of less than substantially all of the Person's property for the purpose of enforcing an encumbrance against such property, was appointed or took possession of the property of such Person in furtherance of any such appointment or taking of possession.

"***Event of Withdrawal***" means with respect to any Member: (i) the assignment of all of the Member's Units; (ii) the withdrawal or resignation of the Member; (iii) the complete termination, liquidation or dissolution of the Member; (iv) an Event of Bankruptcy with respect to the Member; (v) the death of the Member; (vi) the divorce or other termination of the marital relationship of the Member (other than by death) in which such Member's spouse or former spouse (or the estate of either) is determined to own a portion of such Member's Units by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse or former spouse (or the estate of either); or (vii) the adjudication of incapacity of the Member; in each case whether or not the same occurs in accordance with the provisions of this Agreement.

"***Excluded Securities***" means Equity Securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, or officers pursuant to any profits interest plan or similar equity-based plans or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) the commencement of any initial public offering; and (f) an equity split, payment of distributions, or any similar recapitalization, in each case, approved in accordance with the terms of this Agreement.

"***Exercise Period***" has the meaning set forth in Section 10.5.

"***Exercising Members***" has the meaning set forth in Section 10.5.

"***Fair Market Value***" shall mean the fair market value of the asset in question, as determined in good faith by a Majority of the Members.

"***Fiscal Year***" means (i) the period commencing on the effective date of this Agreement and ending on the immediately succeeding December 31; (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31; and (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company Profits, Losses, income, gain, loss, deduction or credit; provided that any such fiscal year shall be permissible for U.S. federal income tax purposes.

"***Gross Asset Value***" shall mean, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(i) The Gross Asset Value of any asset contributed by a Member to the Company is the gross Fair Market Value of such asset; provided that, solely for purposes of paragraph (i)(A) of the definition of Capital Account: (A) the Gross Asset Value of the property contributed on the exercise of a Noncompensatory Option does not include the Fair Market Value of the option privilege, but does include the Fair Market Value of any property paid to the Company to acquire the Noncompensatory Option (other than Convertible Debt as defined in Treasury Regulations § 1.721-2(g)(2)) and the Fair Market Value of any property (other than the Noncompensatory Option) contributed to the Company on the exercise of the Noncompensatory Option; and (B) with respect to Convertible Debt, the Gross Asset Value of the property contributed on the exercise of the conversion option is the adjusted issue price of the debt and the accrued but unpaid qualified stated interest (as defined in Treasury Regulations § 1.1273-1(c)) on the debt immediately before the conversion, plus the Fair Market Value of any property (other than the Convertible Debt) contributed to the Company on the exercise of the conversion option.

(ii) The Gross Asset Value of all Company assets may be adjusted to equal their respective gross Fair Market Values (taking Code section 7701(g) into account), as determined by a Majority of the Members, as of the following times (A) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* Contribution of money or property; (B) the distribution by the Company to the Member of more than a *de minimis* amount of Company property as consideration for an Interest in the Company; (C) the grant of an Interest in the Company (other than a *de minimis* Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; (D) the issuance by the Company of a Noncompensatory Option (other than a Noncompensatory Option for a *de minimis* Interest); (E) the liquidation of the Company within the meaning of Treasury Regulations § 1.704-1(b)(2)(ii)(g) (other than pursuant to Code section 708(b)(1)(B); provided, however, that the adjustments pursuant to clauses (A), (B), (C) and (D) above shall be made only if a Majority of the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) The Gross Asset Value of all Company assets shall be adjusted on the exercise of a Noncompensatory Option in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(s).

(iv) The Gross Asset Value of Company assets shall be adjusted to account for any Noncompensatory Options at the time the value of a Company asset has been determined or adjusted pursuant to Clause (ii) or (iii) above in accordance with Treasury Regulations § 1.704-1(b)(2)(iv)(h)(2).

(v) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value (taking Code section 7701(g) into account) of such asset on the date of distribution as determined by a Majority of the Members.

(vi) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (A) Treasury Regulations § 1.704-1(b)(2)(iv)(*m*), (B) subparagraph (vi) of the definition of "Profits and Losses" or Section 12.13(h) of this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (vi) to the extent that an adjustment pursuant to subparagraph (ii), (iii) or (iv) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (vi).

If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to clause (i), (ii), (iii), (iv) or (vi) above, such Gross Asset Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"***Interest***" means the share of a Member in the Profits, Losses, income, gain, losses, deductions and credits of, and the right to receive distributions from, the Company, in addition to the right to exercise all approval and other rights of a Member, all as set forth herein.

"***Issuance Items***" has the meaning set forth in Section 12.13(j).

"***Issuance Notice***" has the meaning set forth in Section 10.5.

"***Law***" means any law, rule, regulation, ordinance, order, decree or other requirement having the force of law and, where applicable, any interpretation thereof by any authority having jurisdiction with respect thereto or charged with the administration thereof.

"***Liquidating Member***" has the meaning set forth in Section 9.2(a).

"***Majority of the Members***" means Members owning more than 50% of the Percentage Interests held by all Members at the time of determination.

"***Member***" means those Persons set forth on **Schedule A**, and all other Persons who become Members in the Company as provided herein, in each such Person's capacity as a Member in the Company, until such time as an Event of Withdrawal occurs with respect to such Person as set forth herein. As the context of any provision in this Agreement may indicate, any reference herein to a "Member" shall be deemed to mean (i) with respect to a Member who is a natural Person, such natural Person, and (ii) with respect to a Member which is a trust, the natural Person who is either the grantor, a beneficiary, or both, with respect to such trust.

"***Member Minimum Gain***" has the meaning ascribed to the term "partner nonrecourse debt minimum gain" in Treasury Regulations §1.704-2(i)(2) and as determined pursuant to Treasury Regulations §1.704-2(i)(3).

"***Member Nonrecourse Debt***" has the meaning ascribed to the term "partner nonrecourse debt" in Treasury Regulations §1.704-2(b)(4).

"***Member Nonrecourse Deduction***" has the meaning ascribed to the term "partner nonrecourse deduction" in Treasury Regulations §§1.704-2(i)(1) and 1.704-2(i)(2).

"***Net Cash Flow***" for any period means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by a Majority of the Members "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this definition.

"***New Securities***" has the meaning set forth in Section 10.5.

"***Noncompensatory Option***" has the meaning ascribed to such term in Treasury Regulations § 1.721-2(f), including (i) options, (ii) Convertible Debt; and (iii) Convertible Equity.

"***Non-Exercising Member***" has the meaning set forth in Section 10.5.

"***Nonrecourse Deductions***" has the meaning ascribed to such term in Treasury Regulations § 1.704-2(b)(1).

"***Nonrecourse Liability***" has the meaning ascribed to such term in Treasury Regulations § 1.704-2(b)(3), and includes both secured and unsecured debt.

"***Over-allotment Exercise Period***" has the meaning set forth in Section 10.5.

"***Over-allotment Notice***" has the meaning set forth in Section 10.5.

"***Percentage Interest***" as to a Member means a fraction the numerator of which is such Member's number of Units at the time of determination and the denominator of which is the total number of Units issued and outstanding at the time of determination.

"***Permitted Transferee***" has the meaning set forth in Section 10.3.

"***Person***" means any natural Person, corporation, limited partnership, general partnership, joint venture, association, company, trust, joint stock company, bank, trust company, land trust, vehicle trust, business trust, real estate investment trust, estate, limited liability company, limited liability partnership, limited liability limited partnership or other organization irrespective of whether it is a legal entity, and any governmental authority.

"***Prior Agreement***" has the meaning set forth in the Recitals.

"***Profits***" or "***Losses***" means, with respect to any Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or other period determined pursuant to Code section 703(a). For this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss, and the following adjustments shall be made (without duplication):

(i) Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this paragraph, shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(i) to the extent not otherwise taken into account in computing Profits or Losses pursuant to this paragraph shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subdivisions (ii), (iii), (iv) or (vi) of the definition of "Gross Asset Value" herein, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of notwithstanding that the adjusted basis of such asset differs from its Gross Asset Value;

(v) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or less, there shall be taken into account Depreciation for such Fiscal Year or other period;

(vi) To the extent an adjustment to the adjusted basis of any Company asset pursuant to Code section 734(b) is required, pursuant to Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to the provisions of Section 7.2 hereof shall not be taken into account in computing Profits or Losses.

"***Regulatory Allocations***" has the meaning set forth in Exhibit 7.2.

"***Revised Partnership Audit Procedures***" means the provisions of Subchapter C of Subtitle A, Chapter 63, as amended by P.L. 114-74, the Bipartisan Budget Act of 2015 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, published administrative interpretations thereof, any guidance issued thereunder and any successor provisions) or any similar procedures established by a state, local, or non-U.S. taxing authority.

"***Substitute Member***" means a Person who becomes a Member in the place of another Member, but only in accordance with the terms of this Agreement.

"***Tax Matters Member***" has the meaning ascribed to the term in Section 8.4.

"***Transfer***" has the meaning set forth in Section 10.2.

"***Transferee***" means the Person purchasing or otherwise receiving the Transferor's Units in the Company.

"***Transferor***" means the Member Transferring his or her Units in the Company to another Person.

"***Treasury Regulation***" means those regulations promulgated by the U.S. Department of the Treasury pursuant to authority of the Code or any other revenue Law of the United States of America, as issued or amended from time to time.

"***Unit***" means the units issued by the Company from time to time each representing an Interest.

EXHIBIT 7.2

Regulatory Allocations

Notwithstanding Section 7.1, at the end of each Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses), the following special allocations shall be made in the following order of priority, unless otherwise provided:

(a) Minimum Gain Chargeback. In the event there is a net decrease in Company Minimum Gain during any Fiscal Year, the "minimum gain chargeback" described in Treasury Regulations § 1.704-2(f) and Treasury Regulations § 1.704-2(g) shall apply.

(b) Member Minimum Gain Chargeback. In the event there is a net decrease in Member Minimum Gain during any Fiscal Year, the "partner minimum gain chargeback" described in Treasury Regulations § 1.704-2(i)(4) shall apply.

(c) Qualified Income Offset. This Agreement incorporates the "qualified income offset" set forth in Treasury Regulations § 1.704-1(b)(2)(ii)(d) as if those provisions were fully set forth in this Agreement. For any given Fiscal Year, an allocation pursuant to this Section 12.13(c) shall be made only if and to the extent that such Member would have a negative Adjusted Capital Account balance after all other allocations of Profits and Losses provided for in this Section 7 for such Fiscal Year have been tentatively made as if this Section 12.13(c) were not in this Agreement.

(d) Gross Income Allocation. In the event any Member has an Adjusted Capital Account deficit at the end of any Fiscal Year, each such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 12.13(d) shall be made only if and to the extent that such Member would have an Adjusted Capital Account deficit after all other allocations provided for in this Article 7 have been made as if Section 12.13(c) and this Section 12.13(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses) shall be allocated among the Members in accordance with each Member's interest in the Company (as defined in Treasury Regulations § 1.704-1(b)(3)) for such Fiscal Year or other period.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year (or any other period in which it is necessary to make allocations of Profits or Losses) shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) Loss Limitation. Losses allocated pursuant to Section 7.1 hereof shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account deficits as a consequence of an allocation of Losses pursuant to Section 7.1 hereof, the limitation set forth in this Section 12.13(g) shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses to each Member under Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(h) Code section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any the Company asset pursuant to Code sections 734(b) or 743(b) is required pursuant to Treasury Regulations §§ 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of its Interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company (in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) applies) or to the Members to whom such distribution was made (in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) applies).

(i) Recapture. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recaptured income equal to the Member's share of prior cumulative Depreciation deductions with respect to the assets that gave rise to the recapture income.

(j) Allocations Relating to Taxable Issuance of Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Interests by the Company to a Member (the "***Issuance Items***") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(k) Noncompensatory Options. During any period during which any Noncompensatory Option issued by the Company is outstanding, the Company shall comply with the rules of Treasury Regulations § 1.704-1(b)(2)(iv)(f) and, on the exercise of the Noncompensatory Option, the Company shall comply with the rules of Treasury Regulations § 1.704-1(b)(2)(iv)(s).

Curative Allocations. The allocations set forth in Section 12.13(a) through Section 12.13(k) (the "***Regulatory Allocations***") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section. Therefore, notwithstanding any other provision of this Section 7 (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner as a Majority of the Members determines is appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 7.1 and Section 12.13(j). In exercising their discretion under this Section, the Members shall take into account future Regulatory Allocations under Section 12.13(a) and Section 12.13(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 12.13(e) and Section 12.13(f)